SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Peter A. Lodwick, Esq. Amy R. Curtis, Esq. Thompson & Knight L.L.P. 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      None of the Securities and Exchange Commission, any state securities commission or the securities regulatory authority of any other jurisdiction has: (i) approved or disapproved of the Amended Offer; (ii) passed upon the merits or fairness of the Amended Offer; or (iii) passed upon the adequacy or accuracy of the disclosure in this Solicitation/Recommendation Statement. Any representation to the contrary is a criminal offense.

		Page

ITEM 1.	Subject Company Information	1
ITEM 2.	Identity and Background of Filing Person	3
ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements	4
ITEM 4.	The Solicitation or Recommendation	14
ITEM 5.	Persons/ Assets, Retained, Employed, Compensated or Used	36
ITEM 6.	Interests in Securities of the Subject Company	38
ITEM 7.	Purposes of the Transaction and Plans or Proposals	39
ITEM 8.	Additional Information	39
ITEM 9.	Exhibits	44
Exhibit (a)(28)
EX-(a)(29
EX-(a)(32)
EX-(a)(33)
EX-(a)(34)
EX-(a)(35)
EX-(a)(37)
EX-(a)(38)

i

      This Amendment No. 4 amends and restates the Solicitation/ Recommendation Statement initially filed on March 6, 2006, as amended by Amendment No. 1 filed on March 10, 2006, Amendment No. 2 filed on March 24, 2006, and Amendment No. 3 filed on April 5, 2006 (as amended and restated by this Amendment No. 4, the “Statement”), with the Securities and Exchange Commission (the “SEC”) by Lafarge North America Inc., a Maryland corporation (“LNA” or the “Company”), relating to the amended tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. (the “EPS Offer”). The Offer was initially at an Offer price of $75.00 per share (the “Initial Offer”), and Lafarge S.A. and Efalar filed the Supplement to the Offer to Purchase dated April 7, 2006 to reflect, among other things, the increase of the Offer price to $82.00 per share (the “Interim Offer”), and filed the Second Supplement to the Offer to Purchase dated May 1, 2006 to reflect, among other things, the increase of the Offer price to $85.50 per share (the Offer as amended to the date hereof, the “Amended Offer”), as disclosed in a Tender Offer Statement on Schedule TO initially filed by Lafarge S.A. with the SEC on February 21, 2006, as amended from time to time (the “Schedule TO”).

ITEM 1.	Subject Company Information.
      The name of the subject company is Lafarge North America Inc. The principal executive offices of the Company are located at 12950 Worldgate Drive, Suite 500, Herndon, Virginia 20170. The telephone number of the Company’s principal executive office is (703) 480-3600.
      The class of equity securities to which this Statement relates is the Company’s common stock, par value $1.00 per share. As of March 31, 2006, there were 73,350,851 shares of common stock outstanding.
      To the knowledge of the Company, as of March 31, 2006, Lafarge S.A. owns, in the aggregate, directly and through wholly-owned subsidiaries of Lafarge S.A., 40,208,494 shares of common stock of the Company and exchangeable preference shares of the Company’s subsidiary Lafarge Canada Inc. (“Lafarge Canada”) (consisting of 39,719,974 shares of common stock of the Company and 488,520 exchangeable preference shares of Lafarge Canada). According to Lafarge Canada, as of March 31, 2006, there were 3,089,056 exchangeable preference shares outstanding.
      The common stock of the Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange under the symbol “LAF”. The following table sets forth, for each of the fiscal quarters indicated, the high and low closing prices per share on the NYSE.

	Common Stock

	High	Low

Fiscal Year 2004
First Quarter	$43.39	$39.80
Second Quarter	45.03	40.88
Third Quarter	47.42	41.30
Fourth Quarter	51.55	47.65
Fiscal Year 2005
First Quarter	63.75	50.72
Second Quarter	62.59	52.47
Third Quarter	69.78	62.99
Fourth Quarter	69.02	53.27
Fiscal Year 2006
First Quarter	84.14	57.57
Second Quarter (through May 1, 2006)	85.33	84.35

      The following table sets forth, for each of the fiscal quarters indicated, the dividends per share paid by the Company on the shares of common stock.

Common Stock
Dividends Paid Per Share

Fiscal Year 2004
First Quarter	$0.20
Second Quarter	0.20
Third Quarter	0.22
Fourth Quarter	0.22
Fiscal Year 2005
First Quarter	0.22
Second Quarter	0.22
Third Quarter	0.24
Fourth Quarter	0.24
Fiscal Year 2006
First Quarter	0.24
      The Second Quarter dividend of $0.24 per share has been declared by the Company and is payable on June 1, 2006 to holders of record of shares of common stock of the Company at the close of business on May 16, 2006. For a description of the effect of this dividend on the Amended Offer price, see Item 2. “Identity and Background of Filing Person” below.
      The Company currently pays a quarterly dividend of $0.24 per share; however, the declaration and payment of dividends on shares of common stock by the Company is subject to the discretion of the Company’s Board of Directors and there can be no assurance whether or when dividends will be paid. In addition, a subsidiary of Lafarge Canada issued certain redeemable preferred shares in connection with its 2000 acquisition of The Warren Paving & Materials Group Limited (“Warren Paving”), which preferred shares are entitled to receive cumulative, preferential cash dividends at the annual rate of 5.0% of the issue price (the issue price being Cdn$166,434,000). The Company has also agreed not to pay any dividends on the shares of common stock of the Company unless a dividend in the same amount on the exchangeable preference shares of Lafarge Canada is declared and paid. The Company is also party to a five-year revolving credit facility that imposes certain limitations on the ability of the Company to pay dividends. Each of the foregoing may impact the ability of the Company to pay dividends in the future.
      Since March 31, 2004, the Company has repurchased shares of its common stock under share repurchase programs as follows:

	Total Number of	Range of	Average Price
	Shares Purchased	Prices Paid	Paid per Share

Fiscal Year 2004
Second Quarter	60,000	$41.19 - $44.17	$42.39
Third Quarter	317,700	$41.85 - $47.35	$44.93
Fourth Quarter	549,294	$46.17 - $51.90	$49.46
Fiscal Year 2005
First Quarter	66,000	$52.00 - $63.70	$60.47
Second Quarter	506,000	$52.37 - $62.92	$58.86
Third Quarter	416,000	$61.60 - $70.35	$66.30
Fourth Quarter	680,340	$53.32 - $69.24	$56.80
Fiscal Year 2006
First Quarter (through February 5, 2006)	70,000	$57.66 - $64.98	$61.64

      Under its share repurchase program that commenced on January 1, 2006, the Company is authorized to repurchase up to $100 million of its common stock from time to time in the market or through privately negotiated transactions through December 31, 2006. Following the announcement by Lafarge S.A. of its intention to launch a tender offer, the Company temporarily suspended purchasing shares under its share repurchase program.

ITEM 2.	Identity and Background of Filing Person.
      LNA, the subject company, is the person filing this Statement. Its business address and telephone number are set forth above under Item 1.
      This Statement relates to the amended tender offer by Efalar, a wholly-owned subsidiary of Lafarge S.A., to purchase all outstanding shares of common stock of the Company not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Amended Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada. The Amended Offer is disclosed in the Schedule TO.
      Lafarge S.A. has stated that Efalar will not be required to accept for payment any tendered shares unless at the expiration date of the Amended Offer there is validly tendered and not withdrawn a number of shares of the Company’s common stock which, when taken together with the exchangeable preference shares of Lafarge Canada validly tendered and not withdrawn in the EPS Offer, will constitute at least a majority of the outstanding shares of the Company’s common stock and exchangeable preference shares of Lafarge Canada, taken together as a single class, as of the date the shares of the Company’s common stock are accepted for payment pursuant to the Amended Offer, excluding shares of the Company’s common stock and exchangeable preference shares of Lafarge Canada beneficially owned by Lafarge S.A., Efalar, wholly-owned subsidiaries of Lafarge S.A., the Company, their respective officers and directors, and the Lafarge Canada Stock Fund (the “Minimum Tender Condition”). In addition, Lafarge S.A. has stated that Efalar will not be required to accept for payment any tendered shares if at any time on or after February 5, 2006 and prior to the expiration date of the Amended Offer, there has not been validly tendered and not withdrawn a sufficient number of shares of the Company’s common stock such that, upon acceptance for payment and payment for the tendered shares of common stock of the Company pursuant to the Amended Offer (and taking into account any exchangeable preference shares to be accepted for payment pursuant to the EPS Offer), Lafarge S.A. will, directly or through wholly-owned subsidiaries, own a number of shares of common stock of the Company and exchangeable preference shares of Lafarge Canada representing at least 90% of the issued and outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class, as of the date the shares of common stock of the Company are accepted for payment pursuant to the Amended Offer (the “90% Condition”). The Offer to Purchase dated February 21, 2006, as amended and supplemented by the amendments to the Schedule TO and the Supplement to the Offer to Purchase dated April 7, 2006 and the Second Supplement to the Offer to Purchase dated May 1, 2006 (the “Offer to Purchase”) contained in the Schedule TO provides that the Minimum Tender Condition is not waivable; however, the 90% Condition may be waived at any time and from time to time by Lafarge or Efalar in its sole discretion. The Amended Offer is on the terms and subject to a number of other conditions set forth in the Offer to Purchase and the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO and mailed to the holders of shares of the Company’s common stock and holders of exchangeable preference shares of Lafarge Canada (the “Transmittal Documents”). Information about the financing of the Amended Offer is set forth under the heading “THE OFFER — Section 9. Source and Amount of Funds” in the Offer to Purchase, the Supplement and the Second Supplement.
      Lafarge S.A. has stated that if the tender offer is completed and Lafarge S.A. holds, directly or through wholly-owned subsidiaries, at least 90% of the issued and outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class, Lafarge S.A. will cause the “short-form” merger of Efalar and the Company (the “Merger”), in accordance with the applicable provisions of the Maryland General Corporation Law (the “MGCL”) and the Delaware General Corporation Law, at the same price per share offered in the Amended Offer, unless it is not lawful to do so.

      Lafarge S.A. has stated that if the Company were to declare or pay a cash dividend (the record date of which occurs before the acceptance for payment of shares in the Amended Offer and other than the regular quarterly dividend of $0.24 per share already paid on March 1, 2006), the amount of such a dividend would reduce the Amended Offer price. On April 25, 2006, the Company’s Board of Directors declared a regular quarterly dividend of $0.24 per share, payable on June 1, 2006 to holders of record of shares of the Company’s common stock as of the close of business on May 16, 2006. Therefore, if the Amended Offer is successfully completed, holders of common stock who tender will either receive $85.50 per share as the Amended Offer price and not receive any dividend or they will receive $85.26 per share as the Amended Offer price and, if they are also holders of record as of the close of business on May 16, 2006, the $0.24 per share dividend (when payable). If the shares of the Company’s common stock are accepted for payment pursuant to the Amended Offer prior to the close of business on May 16, 2006, stockholders who tender will receive $85.50 per share in the Amended Offer and will not receive any dividend. If the shares of the Company’s common stock are accepted for payment pursuant to the Amended Offer after the close of business on May 16, 2006, the stockholders who tender will receive $85.26 per share in the Amended Offer and, if they are also holders of record as of the close of business on May 16, 2006, the $0.24 per share dividend (when payable). If the Merger is completed prior to the close of business on May 16, 2006, those stockholders who continue to hold shares of the Company’s common stock at the time of Merger will receive $85.50 per share in the Merger and will not receive any dividend. If the Merger is completed after the close of business on May 16, 2006, those stockholders who hold shares of the Company’s common stock as of the close of business on May 16, 2006 will receive the dividend of $0.24 per share (when payable) and, if they continue to hold the shares at the time of the Merger, will receive $85.26 per share in the Merger. Any stockholder who holds shares of the Company’s common stock at the time of Merger but who acquired those shares after the close of business on May 16, 2006 will receive $85.26 per share in the Merger and will not receive any dividend.
      Other information with respect to the Amended Offer is set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER”, in the Supplement to the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE AMENDED TENDER OFFER” and in the Second Supplement to the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER.”
      The principal executive offices of Lafarge S.A. are located at 61, rue des Belles Feuilles, B.P. 40 75782 Paris, cedex 16, France. Its telephone number is +33 1 44 34 11 11.
      With respect to all information described herein as contained in the Offer to Purchase and the Transmittal Documents, including information concerning Lafarge S.A., Efalar or their affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Except as described in this Statement (including the exhibits, annexes and any information incorporated into it by reference), to the Company’s knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Lafarge S.A., Efalar or any of their executive officers, directors or affiliates.
      In considering the position, if any, of the Special Committee with respect to the Amended Offer, stockholders should be aware that certain officers and directors of Lafarge S.A. and its affiliates, and certain officers and directors of the Company and its affiliates, have interests in the Amended Offer which are described in this Statement and in the exhibits and annexes to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Amended Offer. This Item entitled “Past Contacts, Transactions, Negotiations and Agreements” contains information regarding the interests of the Company’s directors and executive officers in the Amended Offer, including the fact that four of fifteen members of the Company’s Board of Directors are representatives of Lafarge S.A.
Certain Arrangements Between the Company and its Directors, Executive Officers and Affiliates

Special Committee
      Due to Lafarge S.A.’s majority interest in the Company’s common stock and representatives on the Company’s Board of Directors, on February 8, 2006, the Board of Directors appointed a special committee of directors who are unaffiliated with Lafarge S.A. (the “Special Committee”) to review, evaluate, make recommendations to the stockholders of the Company (other than Lafarge S.A.) and to respond to, or take other actions as appropriate with respect to, Lafarge S.A.’s tender offer. The Board of Directors delegated to the Special Committee all of the powers of the Board of Directors (other than those powers not delegable (or not delegable without express limitations thereon) by the Board of Directors to a committee under Maryland law, which include but are not limited to the power to amend bylaws, authorize dividends and issue stock) to, among other things, (1) review and evaluate the terms and conditions of the proposed tender offer, (2) respond to and, if deemed appropriate, negotiate the terms and conditions of the proposed tender offer, (3) make or not make a recommendation or recommendations to the Company’s stockholders (other than Lafarge S.A.) with respect to the proposed tender offer, (4) review, analyze, evaluate and monitor all proceedings and activities of the Company related to the proposed tender offer, and (5) take all such other actions that the Special Committee deems to be in or not opposed to the best interests of the Company’s stockholders (other than Lafarge S.A.) and the Company, with respect to the proposed tender offer; provided, however, that such delegation does not include the authority to seek to sell or to effectuate the sale of the Company to a party other than Lafarge S.A. so long as Lafarge S.A. remains committed to retaining its current shares in the stock of the Company and Lafarge Canada. In addition, the Board of Directors authorized the Special Committee to engage, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.
      As compensation for services rendered in connection with serving on the Special Committee, the members will each be paid a base fee of $45,000, plus an additional fee of $2,000 per meeting. The Chairman will be paid an additional fee of $35,000. The members of the Special Committee will be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties.

Transactions with Directors and Management
      Lawrence M. Tanenbaum, a director of the Company and a member of the Special Committee, his family and certain family trusts own 100% of the capital stock of Kilmer Van Nostrand Co. Limited (“Kilmer Van Nostrand”), from whom the Company acquired Warren Paving, an asphalt paving and commercial aggregates company, in December 2000 pursuant to the Share Purchase Agreement between Lafarge Canada, LCI-Warren Merger Inc. (“LCI-Warren”) and Kilmer Van Nostrand, dated July 24, 2000, as amended by the Amending Agreement thereto dated October 21, 2000 (the “Purchase Agreement”). In addition to the cash payment of Cdn$61,230,000, consideration for such acquisition included the issuance to Kilmer Van Nostrand of a Cdn$25,000,000 interest-free promissory note which was paid on April 18, 2001, and Cdn$166,434,000 of preferred stock of LCI-Warren, an indirect subsidiary of the Company, which Kilmer Van Nostrand continues to hold. Kilmer Van Nostrand was paid Cdn$10,852,000, Cdn$13,157,200, Cdn$10,311,000, Cdn$10,602,000 and Cdn$9,576,818 in dividends on such preferred stock during the years 2001, 2002, 2003, 2004 and 2005, respectively.
      In conjunction with the acquisition of Warren Paving, the Company sold to Kilmer Van Nostrand a warrant to acquire 4.4 million shares of the Company’s common stock at $29.00 per share. As consideration for the warrant, Kilmer Van Nostrand executed a Cdn$21,637,000 ($14.4 million) interest free promissory note which was paid to the Company on December 29, 2001. In 2001, Kilmer Van Nostrand assigned the warrant to an affiliate.

      In connection with the Warren Paving acquisition, the Company and Kilmer Van Nostrand entered into certain real property-related agreements and arrangements described below, the terms of which were negotiated with Kilmer Van Nostrand and Mr. Tanenbaum in conjunction with the Warren Paving acquisition and prior to Mr. Tanenbaum’s having been appointed a director of the Company. Kilmer Van Nostrand retained options to repurchase 147 of the more than 200 parcels of real property transferred in the transaction. The options are generally exercisable when the Company has depleted or is no longer interested in mining aggregates reserves on these properties. The repurchase price for each of these properties was negotiated at time of the Warren Paving acquisition. The Company leased five parcels of real property from Kilmer Van Nostrand for a nominal amount. Each lease granted the Company an option through December 2015 to acquire the property at roughly the fair market value of the property at the date of the acquisition, increased by an annual “escalator” negotiated in connection with the acquisition. The Company subsequently purchased two of these properties, as outlined below, and currently leases the three remaining properties. The Company and Kilmer Van Nostrand entered into transitional use leases for two other properties through May 2002 and March 2003, respectively. The Company and Kilmer Van Nostrand designated thirty parcels of real property and twelve groups of equipment that were owned by a Kilmer Van Nostrand subsidiary and acquired by the Company, as properties to be sold, with the net proceeds of such sales to be split approximately equally between the Company and Kilmer Van Nostrand. These proceeds were to be distributed to Kilmer Van Nostrand as additional distributions under the preferred stock of LCI-Warren that Kilmer Van Nostrand received in connection with the transaction.
      As indicated in proxy statements filed in prior years by the Company, since the Warren Paving acquisition in 2000, the Company and Kilmer Van Nostrand have from time to time entered into transactions involving the properties and agreements described above. Generally, these transactions are consummated upon the terms and conditions negotiated in connection with the Warren Paving acquisition; however, occasionally the terms are modified as a result of arm’s length negotiations between the parties.
      In 2002, the Company purchased from Kilmer Van Nostrand one of the two properties the Company was leasing (pursuant to a transitional use lease described above) from Kilmer Van Nostrand for Cdn$3.2 million, which price was negotiated with Kilmer Van Nostrand at the time of the Company’s purchase of the property. In 2004, to facilitate a sale by the Company of certain businesses in Northern Ontario to a third party, the Company purchased from Kilmer Van Nostrand for Cdn$122,000 its options to repurchase ten parcels of real property acquired from Kilmer Van Nostrand as part of the Warren Paving acquisition. These options permitted Kilmer Van Nostrand to repurchase the properties when the Company depleted or no longer was interested in mining aggregates reserves on these properties. In connection with the Northern Ontario sale, the Company exercised an option granted by Kilmer Van Nostrand as part of the Warren Paving acquisition to acquire one of the leased real properties for Cdn$2,458,000, an amount determined in accordance with the formula negotiated at the time of and in connection with the Company’s acquisition of Warren Paving. Also in connection with the Northern Ontario sale, the Company granted Kilmer Van Nostrand an option to acquire a parcel of real property near Toronto, Ontario, for which option Kilmer Van Nostrand paid the Company Cdn$158,000. Also in 2004, the Company purchased a leased property from Kilmer Van Nostrand for Cdn$750,000 pursuant to an option granted to the Company in connection with the Company’s acquisition of Warren Paving. The purchase price was less than the Cdn$1.5 million price negotiated at the time of, and in connection with, the Warren Paving acquisition due to the agreement that the Company would buy the capital stock of the Kilmer Van Nostrand entity, rather than the real property it owned.
      In addition to these transactions, at various times since 2000, rather than selling the designated properties and equipment to third parties as originally contemplated by the Warren Paving acquisition, the Company decided to retain six of the thirty real properties and eight of the twelve groups of equipment that had been designated for sale in connection with the acquisition. Each time that the Company decided to retain a property, the Company and Kilmer Van Nostrand agreed upon a fair market value for the property to determine the amount of proceeds which would have been distributed to Kilmer Van Nostrand if the properties had been sold to a third party at such price. Such amount was then distributed to Kilmer Van Nostrand as additional quarterly distributions under the preferred stock held by Kilmer Van Nostrand, as if the properties had been sold to a third party as originally contemplated. As a result, since 2000 and through February 28, 2006, Kilmer Van Nostrand received a total of Cdn$2,806,000 in distributions under the preferred stock as a result of the Company’s retaining such properties rather than selling them to third parties as originally contemplated.
      As discussed above, Mr. Tanenbaum is a member of the Special Committee. Notwithstanding his relationships with the Company set forth above, the Special Committee considers Mr. Tanenbaum an outside director who is not affiliated with Lafarge S.A. and is capable of serving independently for purposes of possible transactions between the Company and Lafarge S.A. and is a valuable member of the Special Committee for such purposes because of, among other reasons, his extensive industry experience and significant indirect interest in the common stock of the Company through the warrant he indirectly owns. In considering Mr. Tanenbaum’s qualifications to serve on the Special Committee, the Special Committee noted the transactions described above and the fact that because of certain of the transactions described above the numerical thresholds contained in the standards set forth in Rule 303A of the New York Stock Exchange listing standards were exceeded, and, as a result, in 2005 Mr. Tanenbaum was not included as one of the directors determined by the Board of Directors to be “independent” for purposes of such New York Stock Exchange rule. The Special Committee also considered the timing of the relationships and transactions described above, the fact that the transactions were generally the result of negotiations that occurred prior to his becoming a director of the Company (and otherwise have been the result of arm’s length negotiations), the fact that there could be future transactions to be negotiated on an arm’s length basis, and the relative value of the residual transactions to Mr. Tanenbaum. The existence of these relationships and transactions has not precluded Mr. Tanenbaum from serving on predecessor special committees appointed to evaluate possible transactions between the Company and Lafarge S.A. The Special Committee considers Mr. Tanenbaum’s interests aligned with the minority stockholders in the Amended Offer due to his significant indirect interest in the common stock of the Company through the warrant he indirectly owns.
      After considering the totality of the above mentioned factors, the Special Committee concluded that it was appropriate and beneficial for Mr. Tanenbaum to be a member of the Special Committee.
      Following the announcement of the proposed tender offer, Mr. Tanenbaum requested that the Special Committee remedy a procedural aspect of the terms of the warrant now held by an affiliate of Kilmer Van Nostrand. The terms of the warrant required that a notice of exercise of the warrant be delivered at least thirty days prior to the exercise date, and they required that such a notice of exercise be irrevocable. Mr. Tanenbaum indicated to the Special Committee that these aspects of the warrant’s mechanics were inequitable, because they made it impossible for his affiliate to tender the shares underlying the warrant into a tender offer (including the Offer) without giving up the ability to retain the warrant in the event that the tender offer is ultimately not consummated. This result stems from the fact that it would have been necessary to give notice in order to exercise the warrant and not be able to revoke it, at a time when it would not be possible to know whether or not the tender offer would be consummated, thereby turning the decision to tender into an unconditional decision to convert the warrant into shares of common stock and to pay the exercise price with respect thereto, whether or not a tender offer is ever consummated. Mr. Tanenbaum noted that this would put his affiliate (and thereby him as well) in an economic position with respect to the Offer or any other tender offer that would not be as well aligned with the holders of shares of the Company’s common stock (who would be able to retain the securities they currently hold in the event that their tendered shares were not purchased) and that this could complicate his service on the Special Committee. Mr. Tanenbaum requested that the Special Committee approve a procedural amendment to the terms of the warrant that would permit his affiliate to exercise the warrant in connection with a tender offer on a revocable basis, without the extended advance notice period, and on a basis that could be conditional on the tender offer being consummated. At the March 1, 2006 meeting of the Special Committee, the members of the Special Committee who were present, in the absence of Mr. Tanenbaum, discussed these matters and approved the amendment of the warrant to accomplish these changes as being both equitable and a means of more fully aligning Mr. Tanenbaum’s interests in connection with a tender offer with those of the holders of shares of the Company’s common stock, thereby enhancing his ability to serve on the Special Committee.

      On March 16, 2006, the Company entered into an agreement with Kilmer Van Nostrand and Kilmer LCW Limited, an Ontario subsidiary corporation of Kilmer Van Nostrand (“LCW”), to amend the warrant to acquire 4.4 million shares of the Company’s common stock in the manner approved by the Special Committee and as discussed above. The agreement is filed as an exhibit to this Statement and is incorporated herein by reference.
      James M. Micali, a director of the Company and member of the Special Committee, is the Chairman and President of Michelin North America, Inc. (“Michelin North America”). The brother of Philippe R. Rollier, the President and Chief Executive Officer of the Company, serves as a “co-gerant” (managing partner) of Michelin North America’s parent company, Compagnie Générale Des Etablissements Michelin (“Michelin”) and on the Executive Council of Michelin with Mr. Micali.
      John D. Redfern, a director of the Company and member of the Special Committee, has a son employed by a subsidiary of the Company in a non-executive officer role.
      The Company and its subsidiary, Lafarge Canada, have extended non-interest bearing loans prior to the enactment of the Sarbanes-Oxley Act to certain of their officers to assist in the purchase of housing in the course of relocations. With respect to loans with an outstanding balance in excess of $60,000 at any time during 2005, the largest aggregate amount of such indebtedness outstanding during 2005 and the amount thereof outstanding as of December 31, 2005, respectively, were as follows with respect to the following individuals: Philippe R. Rollier, President and Chief Executive Officer — $925,000, $925,000; Dominique Calabrese, Executive Vice President & President  — Eastern Aggregates, Concrete & Asphalt — $174,000, $164,000; and Isaac Preston, Senior Vice President & President, Lafarge Gypsum — $166,000, $157,000.

Indemnification and Exculpation
      Section 2-418 of the Maryland General Corporation Law provides for the indemnification of directors and officers of a corporation incorporated under Maryland law under certain circumstances. A person who was or is a director or officer of the corporation may be indemnified by the corporation for judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees) actually incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such director or officer was or is made a party by reason of service in that capacity unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (2) the director actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. If a proceeding is brought by or on behalf of the corporation, no indemnification will be made in connection with such proceeding if the director or officer was adjudged to be liable to the corporation unless a court orders indemnification and then only for expenses.
      Section 2-418 of the MGCL also provides that reasonable expenses incurred by a director or officer of a corporation incorporated under Maryland law may be paid or reimbursed by the corporation in advance of final disposition of a proceeding if the corporation receives (i) a written affirmation of the director’s or officer’s good faith belief that the standard of conduct necessary for indemnification has been met and (ii) a written undertaking by that person to repay amounts advanced or reimbursed if it is ultimately determined that the standard of conduct has not been met.
      Article Eighth of the Articles of Incorporation of the Company provides that the Company shall indemnify its directors and officers to the full extent permitted by Maryland law now or hereafter in force, including the advance of related expenses, upon a determination by the Board of Directors or independent legal counsel made in accordance with applicable statutory standards, and that the Company, upon authorization by the Board of Directors, may indemnify other employees or agents to the same extent. Article Eighth also provides that to the fullest extent permitted by Maryland law, no director or officer of the Company shall be personally liable to the Company or its stockholders for money damages and that no amendment of the Company’s charter or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under such provision with respect to any act or omission which occurred prior to such amendment or repeal.
      Article VIII of the By-Laws of the Company provides that the Company shall indemnify its directors and officers unless (1) the act or omission of the director was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director actually received an improper benefit in money, property or services or, (3) in the case of a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.
      The Company has in place directors and officers liability insurance. In addition, according to the Offer to Purchase, Lafarge S.A. has directors and officers insurance that covers directors of the Company and has stated that in the event that an insurance company refuses to honor its obligations with respect to coverage of the directors of the Company, Lafarge S.A. would indemnify the directors of the Company, subject to certain limitations and conditions. The enabling resolutions adopted by the Board of Directors in connection with the appointment of the Special Committee confirm that the Special Committee members will be indemnified by the Company to the maximum extent permitted by applicable law.
      On March 23, 2006, the Company entered into indemnification agreements with all members of the Special Committee on the terms and conditions and pursuant to the authorization previously disclosed in the Statement. On that date and pursuant to authorization from the Special Committee, the Company also entered into indemnification agreements with Philippe R. Rollier, the Company’s President and Chief Executive Officer, Eric C. Olsen, the Company’s Executive Vice President and Chief Financial Officer, Peter L. Keeley, the Company’s Senior Vice President — General Counsel and Secretary and James W. Bachmann, the Company’s Senior Vice President and Controller, on terms and conditions substantially identical to those set forth in the indemnification agreements entered into with the Special Committee members. In addition, on March 23, 2006, the Board of Directors authorized the Company to enter into indemnification agreements with all of the Company’s directors who do not serve on the Special Committee, as well as such officers of the Company as the Company’s President deems advisable from time to time after consultation with counsel and, if available, the Company’s lead independent director. Pursuant to such authorization, on May 1, 2006, the Company entered into indemnification agreements with Bertrand P. Collomb, Bruno Lafont, Michel Rose, Bernard L. Kasriel, Claudine B. Malone and Robert W. Murdoch on terms and conditions substantially identical to those set forth in the indemnification agreements entered into with the Special Committee members.
      The indemnification agreements obligate the Company to indemnify such directors and officers to the maximum extent permitted by Maryland law. Among other things, the indemnification agreements require the Company to indemnify a director or officer for all expenses and liabilities actually and reasonably incurred by him or her in connection with any actual or threatened proceeding relating to the director’s or officer’s service to the Company, unless it is established that (a) the director’s or officer’s act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or other services; or (c) with respect to any criminal action or proceeding, the director or officer had reasonable cause to believe that his or her conduct was unlawful. The agreements also provide that upon application of a director or officer to a court of appropriate jurisdiction, the court may order indemnification of the director or officer (a) if the court determines that the director or officer is entitled to indemnification under the MGCL, in which case the director or officer will be entitled to recover from the Company the expenses of securing such indemnification; or (b) the court determines that such director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the MGCL or has been adjudged liable for receipt of an improper personal benefit under the MGCL.
      The agreements also provide that if a director or officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in a proceeding, the Company must indemnify the director or officer for all expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. Also, the agreements require the Company to advance all reasonable expenses actually and reasonably incurred by a director or officer in connection with any proceeding (other than a proceeding to enforce indemnification) after the receipt by the Company of a statement from the director or officer requesting such advance, whether prior to or after final disposition of such proceeding. Such statement must reasonably evidence the expenses incurred and include or be preceded or accompanied by a written affirmation of the director’s or officer’s good faith belief that the standard of conduct necessary for indemnification by the Company has been met and a written undertaking to reimburse the Company if a court of competent jurisdiction determines that the director or officer is not entitled to indemnification.
      A form of these indemnification agreements is filed as an exhibit to this Statement and incorporated herein by reference.

Benefit Plans
      Information regarding benefit plans and agreements in which the Company’s executive officers and directors participate is provided in Annex A to this Statement.
Certain Arrangements Among the Company and Lafarge S.A. and its Affiliates
      Except as set forth in the Offer to Purchase or elsewhere in this Statement, and to the Company’s knowledge, as of the date of the Offer to Purchase, neither Lafarge S.A. nor any of Lafarge S.A.’s directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or (ii) has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure by the Company under the rules and regulations of the SEC applicable to the Amended Offer. This Item 3 contains information regarding the relationship of certain directors and officers of the Company with Lafarge S.A. and information concerning other agreements between the Company, Lafarge S.A. and their respective affiliates.
      The Company, its subsidiary Lafarge Canada and its majority stockholder Lafarge S.A. are parties to three agreements concerning (i) the sharing of costs for research and development, strategic planning, human resources and communications activities, (ii) marketing and technical assistance for the gypsum wallboard division and (iii) the use of certain trademarks. In 2005, the Company and Lafarge Canada recorded expenses under these agreements for the approximate sums of $3,507,000 and Cdn$2,691,000, respectively. The Company and Lafarge Canada have entered into agreements with Lafarge S.A. under which Lafarge S.A. pays for certain services provided to Lafarge S.A. by the Company and Lafarge Canada. In 2005, charges to Lafarge S.A. for these services totaled approximately $99,000.
      During 2005, the Company and Lafarge Canada purchased products from Lafarge S.A. and certain of its affiliates in the ordinary course of business. These purchases totaled approximately $39,948,000 and Cdn$1,058,000 for the Company and Lafarge Canada, respectively. In addition, during 2005, the Company and Lafarge Canada sold products to Lafarge S.A. and certain of its affiliates in the ordinary course of business. These sales totaled approximately $3,936,000 and Cdn$1,594,000 for the Company and Lafarge Canada, respectively.
      During 2005, the Company recognized $22,104,000 in income for managing certain U.S. operations of Blue Circle Industries PLC on behalf of Lafarge S.A. These operations remain the property of Lafarge S.A. and their results are not consolidated with the Company’s. The agreement to manage these operations, as amended and restated in 2005, continues through December 31, 2007, and annually thereafter unless earlier terminated. During 2005, the Company recorded $243 million in direct costs and expenses reimbursable from Blue Circle North America under this agreement. These costs and expenses include payroll and other related costs and expenses incurred by the Company in connection with its employment of those individuals who conduct the Blue Circle operations the Company manages. The Company has employed these individuals pursuant to the terms of the Supplemental Agreement Regarding Employees and Employee Benefits dated December 21, 2001, which the Company entered into with Lafarge S.A. in connection with its agreement to manage the Blue Circle operations. Costs and expenses reimbursed under this agreement also include other direct costs that are attributable to the Blue Circle operations and an allocation of cement-related regional and central selling, general and administrative costs incurred by the Company (allocated pro rata based on cement sales revenues in accordance with the contracts with Lafarge S.A.). In accordance with the terms of the management agreement, the Company also received $35,000 from Blue Circle North America as compensation for actions taken to optimize the profitability of the overall North American operations and which benefited Blue Circle North America to the Company’s detriment.
      An option the Company held to acquire from Lafarge S.A. the assets managed by the Company expired unexercised on December 31, 2004. The decision to allow the option to expire was made by a special committee of independent directors formed to evaluate the matter and was approved by the Company’s Board of Directors.
      The Company and Lafarge S.A. are parties to a Control Option Agreement dated November 1, 2003. This agreement is intended to enable Lafarge S.A. to maintain its existing margin of voting control. Through this agreement and unless earlier terminated, Lafarge S.A. has the right, until October 31, 2013, to purchase voting securities from the Company whenever the Company issues voting securities. Either the Company or Lafarge S.A. may terminate the agreement before October 31, 2013 by giving the other one year’s notice. The agreement was approved by the Company’s directors who have no affiliation with Lafarge S.A. based upon the business advantages to the Company which result from Lafarge S.A.’s majority ownership of the Company.
      Lafarge S.A. has stated that prior to the commencement of the Initial Offer, a number of the shares of common stock of the Company and the exchangeable preference shares of Lafarge Canada were held through certain trusts designed to make available to the public stockholders of the Company (including both holders of common shares and holders of exchangeable preference shares) for a period of ten years commencing August 1, 2000, an opportunity comparable to that presently enjoyed under French law and regulations by public shareholders of French subsidiaries of French corporations to receive a tender offer for their shares in the event of a tender or exchange offer under French law for the shares of Lafarge S.A., if at the time of commencement of such offer Lafarge S.A.’s beneficial ownership of the Company comprises 20% or more of the voting power of the Company. Lafarge S.A. has stated that those trusts terminated pursuant to the terms of the trust agreements upon the filing by Lafarge S.A. of its Schedule TO in connection with the Initial Offer.
      Messrs. Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, and Michel Rose, directors of the Company, are also directors or officers of Lafarge S.A.
Interests of Certain Persons in the Amended Offer and the Merger
      As discussed above in “Certain Arrangements Between the Company and its Directors, Executive Officers and Affiliates,” the executive officers and certain other officers and directors are entitled to receive benefits under the benefit plans of the Company. The other interests of the officers and directors are discussed herein.

     Ownership of the Company’s Common Stock
      The table below shows the number of shares of the Company’s common stock and the number of shares of the common stock of Lafarge S.A. (the Company’s “parent” as defined in regulations issued under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) beneficially owned as of March 31, 2006 by (i) the Company’s directors, (ii) the executive officers of the Company and (iii) the directors and executive officers of the Company as a group. Unless otherwise indicated, all shares are directly owned.

									Beneficial Ownership of Lafarge S.A.
	Beneficial Ownership of the Company’s Common Stock(1)								Common Stock

			Number of					Number of		Number of
	Number of		Vested			% of	Phantom	Unvested	Number of	Vested		% of
Name	Shares		Options		Total	Class	Stock(2)	Options	Shares	Options	Total	Class

Marshall A. Cohen	4,935	(3)	10,000		14,935	*	5,569	-0-	-0-	-0-	-0-	—
Bertrand P. Collomb	10,699		143,500		154,199	*	-0-	42,500	62,485	266,072	328,557	*
Philippe P. Dauman	-0-		2,000		2,000	*	4,703	-0-	-0-	-0-	-0-	—
Bernard L. Kasriel	4,000		86,000		90,000	*	-0-	35,000	18,124	129,622	147,746	*
Bruno Lafont	1,000		4,500		5,500	*	-0-	2,000	5,117	40,494	45,611	*
Claudine B. Malone	5,250		6,000		11,250	*	-0-	-0-	-0-	-0-	-0-	—
Blythe J. McGarvie	850		3,500		4,350	*	-0-	3,500	-0-	-0-	-0-	—
James M. Micali	720		3,500		4,220	*	3,534	3,500	-0-	-0-	-0-	—
Robert W. Murdoch	2,100		10,000		12,100	*	586	-0-	1,704	-0-	1,704	*
Bertin F. Nadeau	5,150	(4)	3,000		8,150	*	-0-	-0-	-0-	-0-	-0-	—
John D. Redfern	9,462		9,000		18,462	*	-0-	-0-	559	-0-	559	*
Philippe R. Rollier	27,377		85,000		112,377	*	-0-	139,000	8,126	28,504	36,630	*
Michel Rose	-0-		2,000		2,000	*	-0-	-0-	350	60,961	61,311	*
Lawrence M. Tanenbaum	-0-		4,411,000	(5)	4,411,000	5.4%	-0-	-0-	-0-	-0-	-0-	—
Gerald H. Taylor	6,000		1,000		7,000	*	-0-	-0-	-0-	-0-	-0-	—
James W. Bachmann	751		4,625		5,376	*	-0-	22,500	-0-	-0-	-0-	—
Dominique Calabrese	3,902		77,500		81,402	*	-0-	69,500	-0-	15,000	15,000	*
Todd W. Cunningham	500		9,000		9,500	*	-0-	29,500	-0-	-0-	-0-	—
Thomas G. Farrell	4,547		42,500		47,047	*	-0-	69,500	-0-	-0-	-0-	—
Peter L. Keeley	-0-		-0-		-0-	—	-0-	13,000	-0-	-0-	-0-	—
Jean-Marc Lechêne	3,508		72,800		76,308	*	-0-	69,500	3,202	-0-	3,202	*
James J. Nealis	3,508		92,250		95,758	*	-0-	64,250	-0-	-0-	-0-	—
Eric C. Olsen	4,643		42,250		46,893	*	-0-	62,875	-0-	-0-	-0-	—
Isaac Preston	2,310		17,500		19,810	*	-0-	46,000	-0-	-0-	-0-	—
All directors and executive officers (24 persons)	101,212		5,138,425		5,259,637	6.4%	14,392	672,125	99,667	540,653	640,320	*

*	Less than one percent

(1)	The shares below include exchangeable preference shares of the Company’s subsidiary, Lafarge Canada (which are exchangeable at the option of the holder into the Company’s common stock on a one for one basis) and common stock covered by stock options that were exercisable on March 31, 2006 or within 60 days thereafter. Holders of exchangeable preference shares have voting rights through a trust holding shares of the Company’s voting stock and are entitled to direct the voting of one share of voting stock for each exchangeable preference share held.

(2)	Directors may elect to invest fees they receive for service as directors in “phantom” shares of the Company’s common stock. Holders of “phantom” shares are entitled only to receive cash and have no right to acquire the Company’s common stock on which the value of the “phantom” shares is based.

(3)	Includes 1,000 shares owned by Adroit Investments Ltd., which is controlled by Mr. Cohen.

(4)	Includes 4,000 shares owned by Casavant Freres and 1,134 shares owned by GescoLynx Inc., both of which are controlled by Mr. Nadeau.

(5)	Includes the right to acquire 4.4 million shares of the Company’s common stock for $29.00 per share pursuant to a warrant held by an affiliate of Kilmer Van Nostrand Co. Limited, which is controlled by Mr. Tanenbaum.
      As of March 31, 2006, the Company holds 1,495,962 exchangeable preference shares of Lafarge Canada and no shares of Lafarge S.A. As of March 31, 2006, the Lafarge Canada Stock Fund holds 324,213 exchangeable preference shares of Lafarge Canada.
      The following table, contained in Schedule B to the Offer to Purchase, sets forth (i) the current ownership of shares of common stock, options and exchangeable preference shares by Lafarge S.A. and its directors and officers and (ii) the purchases of shares of common stock and exchangeable preference shares by the respective directors and officers of Lafarge S.A. during the past sixty days according to the Offer to Purchase, as of the date thereof. According to the Offer to Purchase, the directors and officers of Efalar do not own any shares of common stock, exchangeable preference shares or options to purchase either of the foregoing and have not engaged in any transactions with respect thereto.

	Securities Ownership

	Shares of				Exchangeable
	Common Stock		Options		Preference Shares		Securities
							Transactions
Filing Person	Number	Percent	Number	Percent	Number	Percent	for Past 60 Days

Lafarge S.A.	39,605,061	55.4%	—	—	488,520	10.7%	—
Bertrand Collomb	10,698	*	185,000	*	—	—	—
Bernard Kasriel	4,000	*	121,000	*	—	—	—
Bruno Lafont	1,000	*	2,000	*	—	—	—
Jacques Lefèvre	100	*	6,000	*	—	—	—
Michel Rose	—	—	2,000	*	—	—	—
Guillame Roux	373	*	—	—	—	—	—
All directors and officers of Lafarge S.A. as a group	16,171	*	316,000	*	—	—	—

*	Less than 1%
      Except as set forth elsewhere in this Statement or the Offer to Purchase or as previously disclosed in filings with the SEC: (a) neither the Company, nor, to the Company’s knowledge, Lafarge S.A. or any of the persons listed in Annex B or any associate or majority owned subsidiary of the Company, Lafarge S.A. or of any of the persons so listed, beneficially owns or has a right to acquire any shares of common stock or any other equity securities of the Company, (b) neither the Company, nor, to the Company’s knowledge, Lafarge S.A. or any of the individuals or entities referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in shares of common stock or any other equity securities of the Company during the past 60 days, (c) neither the Company, nor, to the Company’s knowledge, Lafarge S.A. or any of the persons listed in Annex B, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, to the Company’s knowledge, there have been no transactions that would require reporting under the rules and regulations of the SEC between Lafarge S.A. or any of the persons listed in Annex B, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between the Company, nor, to the Company’s knowledge, Lafarge S.A. or any of their respective subsidiaries or, to the Company’s knowledge, any of the persons listed in Annex B, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.
Lafarge S.A.’s Plans for the Company
      The Offer to Purchase contains information, as of the date thereof, regarding the current plans or proposals or negotiations of Lafarge S.A. which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the Company’s present dividend rate or policy; or (iv) any other material change in the Company’s business.
      In particular, Lafarge S.A. has stated in the Offer to Purchase that in connection with the Amended Offer and the Merger it expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Merger in order to best organize and integrate the activities of the Company and Lafarge S.A. Lafarge S.A. expressly reserved the right to make any changes that it deems necessary, appropriate or convenient in light of its review or in light of future developments and stated that such changes could include, among other things, changes in the Company’s business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy. Lafarge S.A. intends to retain the shares of common stock of the Company acquired pursuant to the Offer and the Merger.

ITEM 4.	The Solicitation or Recommendation.
Position of the Special Committee
      At a meeting held on April 23, 2006, the Special Committee unanimously determined that the Amended Offer is fair to the stockholders of the Company, other than Lafarge S.A. and its affiliates, and resolved to recommend that the Company’s stockholders accept the Amended Offer, as and when the Amended Offer was amended by Lafarge S.A. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company’s stockholders ACCEPT the Amended Offer and TENDER their shares of common stock pursuant to the Amended Offer. The Special Committee made its determination after carefully considering the Amended Offer, the prospects and value of the Company and other relevant facts and information, and after discussing such factors with the Special Committee’s financial, legal and other advisors and the Company’s management, as appropriate.
      Copies of a letter to the stockholders of the Company and of a press release relating to the recommendation to accept the Amended Offer are filed as Exhibits (a)(28) and (a)(29) to the Statement, and are incorporated herein by reference.

Background of the Offer
      On Sunday, February 5, 2006, representatives of Lafarge S.A. contacted Marshall A. Cohen, lead outside director of the Company’s Board of Directors, and also other outside directors of the Company, to advise the Company of Lafarge S.A.’s intention to commence a tender offer for all of the outstanding shares of common stock of the Company not owned by Lafarge S.A., at a purchase price of $75 per share in cash, and all of the exchangeable preference shares of Lafarge Canada not owned by Lafarge S.A. at the same offer price. At the same time, Lafarge S.A. delivered the following letter to the members of the Board of Directors of the Company:
February 5, 2006

Board of Directors
Lafarge North America Inc.
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170

Attention:	Mr. Marshall A. Cohen

Mr. Philippe R. Rollier

Ladies and Gentlemen:

Lafarge S.A. (“Lafarge”) is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of Lafarge North America Inc. (“LNA” or the “Company”) not owned by Lafarge, at a purchase price of $75 per share in cash. This represents a premium of approximately 16.7% over the closing price on February 3, 2006 and 31.0% over the average closing price during the past three months. In our view, this represents a fair price to LNA’s shareholders and this transaction will be mutually beneficial to LNA’s shareholders and Lafarge. We also intend to commence a tender offer for all of the exchangeable preference shares of Lafarge Canada not owned by Lafarge at the same offer price.

The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of LNA not owned by Lafarge and its affiliates and ownership by Lafarge of at least 90% of the outstanding shares of LNA, in each case taking into account both the common shares and exchangeable preference shares together as a group. We expect that any common shares not acquired in the tender offer will be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer. We have entered into a credit agreement with JPMorgan and BNP Paribas that, together with our existing credit facilities, will enable us to complete the transaction.

We believe that Lafarge’s offer to acquire the minority shares of LNA represents a unique opportunity for LNA shareholders to realize the value of their shares at a significant premium to LNA’s current and recent stock price. We also believe that the successful completion of the tender offer will benefit Lafarge itself. In short, we believe that this transaction is a “win-win” situation for the shareholders, as well as the customers and employees, of both companies.

As the longtime majority stockholder of LNA, we wish to acknowledge your dedicated efforts as board members and management of the Company and to express our appreciation for the significant contribution that the board members and management of LNA have made to the success of the Company over the past several years.

Please note that, as evidenced by our long history with LNA, Lafarge is not interested in selling its shares of the Company.

We intend to commence our tender offer within two weeks. Lafarge expects that the Company’s board of directors will form a special committee consisting of independent directors to consider Lafarge’s proposal and to make a recommendation to the Company’s shareholders with respect to our proposal. In addition, Lafarge will encourage the special committee to retain its own legal and financial advisors to assist in its review of our proposal and the development of its recommendation. We are hopeful that, by proceeding with a tender offer, the Company’s shareholders will be able to receive payment for their shares earlier than would otherwise be the case if we sought to negotiate a merger agreement.

A copy of the press releases announcing the tender offer is attached for your information. We expect to make these releases public prior to the opening of the New York Stock Exchange on February 6, 2006.

Very truly yours,

Bruno Lafont
      Lafarge S.A. issued a press release early the next morning on February 6, 2006 announcing its intention to make the tender offer as described above.
      Later during the day of February 6, 2006, all of the directors of the Company’s Board of Directors who are unaffiliated with Lafarge S.A. convened informally by teleconference to discuss the proposed tender offer and organizational matters, including the need to convene a board meeting as soon as possible to appoint a special committee. The Company issued a press release later that day confirming receipt of Lafarge S.A.’s proposal to commence a tender offer.
      On February 8, 2006, the Board of Directors appointed, and the Company issued a press release announcing the appointment of, the Special Committee consisting of Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor. Mr. Cohen was appointed Chairman of the Special Committee. Ms. Malone subsequently informed the Special Committee that, due to her current commitments as a director of other public companies, she was unable to commit to the likely time requirements for service on the Special Committee. As a result, Ms. Malone is not a member of the Special Committee.
      The members of the Special Committee held a telephonic meeting on February 10, 2006, during which they discussed various matters, including the hiring of advisors. Upon due consideration, the Special Committee retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to advise as to legal matters, and Venable LLP (“Venable”) to advise with respect to matters of Maryland law. Simpson Thacher and Venable had previously served and were serving as legal advisors to predecessor special committees of the Company’s Board of Directors that had evaluated possible related party transactions between the Company and Lafarge S.A. In addition, the Special Committee retained Osler, Hoskin & Harcourt LLP (“Osler”) to advise with respect to matters of Canadian law. The Special Committee authorized the hiring of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), subject to the finalization of the terms of its fees, the financial advisor to predecessor special committees of the Company’s Board of Directors that had evaluated possible related party transactions between the Company and Lafarge S.A. since June 2001, as the Special Committee’s lead financial advisor. Subject to further negotiations of certain economic terms of its engagement, it was agreed by the Special Committee and Merrill Lynch that a substantial portion of Merrill Lynch’s fees would be paid to Merrill Lynch regardless of the Offer being consummated and that the arrangement would also contain a significant incentive fee component that would be due only if the offer price was substantially increased by Lafarge S.A. In addition, the Special Committee decided to receive proposals from and possibly retain a second investment banking firm to act as an additional financial advisor and, if requested by the Special Committee, to render to the Special Committee (for a fixed compensation not contingent on the consummation of the tender offer) one or more opinions with regard to the inadequacy or fairness, from a financial point of view, of the consideration to be received pursuant to the proposed tender offer in addition to any such opinions that may be requested by the Special Committee to be delivered by Merrill Lynch. The Special Committee also engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist the Special Committee with respect to stockholder matters relating to the proposed tender offer.
      Subsequently, the Special Committee finalized the fees to be paid to Merrill Lynch and retained Merrill Lynch. Merrill Lynch commenced its due diligence review of certain publicly available information of the

Company and its business. Merrill Lynch also requested certain non-public information from the Company concerning the Company’s business.
      On February 14, 2006, the Company announced the Special Committee had retained Merrill Lynch, as its financial advisor, Simpson Thacher and Venable as legal advisors, and MacKenzie to provide advice with respect to stockholder matters relating to the proposed tender offer. Over the following days, the Chairman and another member of the Special Committee received telephone presentations and written proposals from various investment banking firms to act as an additional financial advisor to the Special Committee.
      During this time, members of management of the Company participated in discussions with Merrill Lynch regarding the operations and future prospects of the Company and began to provide certain non-public financial and operating information to Merrill Lynch. Management was at this time in the midst of preparing its first outlook for 2006, which would include a financial projection of the Company for the year. Notwithstanding the fact that management does not ordinarily prepare financial projections of more than one year, the Special Committee, at the request of Merrill Lynch, asked management to begin to work on the preparation of financial projections of the Company for a longer period in order to assist Merrill Lynch and the additional financial advisor in conducting their financial analysis of the Company.
      On or about February 14, 2006, Simpson Thacher, on behalf of the Special Committee, requested that Lafarge S.A. postpone the commencement of the proposed tender offer from Friday, February 17, 2006 to Tuesday, February 21, 2006. On February 15, 2006, Cleary Gottlieb Steen & Hamilton (“Cleary Gottlieb”), counsel to Lafarge S.A., on behalf of Lafarge S.A. agreed to postpone the commencement of the proposed tender offer to Tuesday, February 21, 2006. Also on February 15, 2006, the Company confirmed its position to the Company’s employees that, although normal day-to-day business conversations could continue, they should not discuss the proposed tender offer with Lafarge S.A. employees and stated that conversations about the proposed tender offer, valuations, strategy, forecasting, or similar forward-looking information were not allowed while the Initial Offer process is underway.
      Also on February 15, 2006, Simpson Thacher sent the following letter to Cleary Gottlieb:

Laurent Alpert, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Dear Laurent:

On behalf of the Special Committee of the Board of Directors of Lafarge North America Inc. (“LNA”), we are writing to make the following two requests of Lafarge S.A. (“SA”).

As you may know, the Special Committee is in the process of gathering information in connection with its deliberations concerning the Special Committee’s response to SA’s proposed tender offer after its formal commencement. As part of this process, we hereby request on behalf of the Special Committee that SA deliver or make available to the Special Committee and its advisors all information, if any, in the possession or control of SA or its advisors (on behalf of SA) materially relevant to the value of the offer, including information relating to the use or value of the Company’s assets, including any alternative uses for these assets, hidden values, or legal or technological changes that would reasonably be expected to affect value. Further, please provide any information concerning any discussions or negotiations SA has had with third parties, or any agreements entered into with third parties, concerning a disposition of any material portion of the Company’s assets either before or after giving effect to your proposal. If you believe that this information, in whole or in part, is already in LNA’s possession or control or is otherwise freely available to the public, please let us know.

Secondly, in anticipation of the demands that will be made of the Special Committee during its deliberations, the Special Committee would like the flexibility to have additional time for the Special Committee and the LNA stockholders to consider any tender offer. The Special Committee would like to know that it has the ability to take additional time, if necessary, to enable it and its advisors to gather and evaluate material information (including any information gleaned from SA as requested above), to evaluate any feedback from LNA stockholders and to allow time for discussions, if appropriate, with SA and its representatives, free of the threat of a possible SA tender takedown occurring only 20 business days after commencement of the tender offer under circumstances where the Special Committee would not at that time be recommending that stockholders tender into such transaction.

As I have discussed with you before, the Special Committee’s preference would have been for SA to agree to a formal standstill pursuant to which SA would not consummate any tender offer without a recommendation of the Special Committee in favor of SA’s tender offer. I understand from our prior discussions, however, that SA will not grant such a request. Therefore, as an alternative, we hereby request on behalf of the Special Committee that SA agree that, without the consent of the Special Committee, it will not consummate its tender offer until at least the earlier to occur of (i) the expiration of a 60 calendar day period after the commencement of its tender offer (as proposed or as it may from time to time be amended) or (ii) the expiration of a 10 business day period after the disclosure of a formal recommendation by the Special Committee, if any, is made, recommending acceptance by LNA stockholders of SA’s tender offer (as proposed or as so amended); provided that if such a formal recommendation is made and the ensuing 10 business day period would expire after the expiration of the initial 60 calendar day period, then without the consent of the Special Committee, SA will not consummate its tender offer until at least the expiration of such 10 business day period. We note that the 60 calendar day period essentially amounts to only (approximately) a maximum extra, 30-day period after the statutory minimum 20 business day period for a tender offer, and should the Special Committee issue a positive recommendation at some point, the 10 business days is equal to the customary period between the date of filing the target company’s recommendation on a Schedule 14D-9 and the statutory expiration date.

We believe that both of these requests are reasonable for the Special Committee to ask for, and for SA to grant, in these circumstances. We would also point out that unlike in many transactions of this sort, there was no extended period of negotiations between the parties on the matter that presaged the announcement of SA’s proposed tender offer. In any case, we hope that you will discuss them favorably with your client, and we look forward to receiving SA’s reply as soon as possible.

Very truly yours,

Robert E. Spatt
      On February 16, 2006, Cleary Gottlieb responded to Simpson Thacher’s letter as follows:

Robert E. Spatt, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3594

Dear Rob:

Thank you for your letter of February 15, 2006, which I have discussed with Lafarge.

Information: While in the ordinary course of day-to-day operations Lafarge does receive from LNA various types of information, Lafarge does not believe that it possesses any information materially relevant to the value of its offer, with the possible exception of (i) information obtained in connection with LNA’s 2005 Strategic Review prepared in March-April of 2005 and (ii) LNA’s 2006 budget prepared as of the end of January 2006. We believe the Special Committee has had access to all such information and, if not, would encourage the Special Committee to obtain such information from management. In addition, we would support every effort by management of LNA to share with the

Special Committee whatever information may be in the possession of management and that either management or the Special Committee might deem to be pertinent to the Special Committee’s evaluation, as well as whatever insight management may have with respect to such information.

I also confirm that Lafarge has not entered into any agreements, or had any discussions or negotiations, with third parties concerning a disposition of any material portion of LNA’s assets.

Tender delay: We do wish the Special Committee to have adequate time to evaluate our tender offer. If, in due course, the Special Committee does not feel that it is in a position to make a recommendation to the LNA shareholders when it is required to do so, we will consider a reasonable request for an extension of our offer. To extend our offer today for an additional thirty days would be premature.

I note that, at the Special Committee’s request, we have postponed the date of formal commencement of our offer from Friday, February 17, 2006 to Tuesday, February 21, 2006, which is fifteen days after the announcement date (February 6, 2006) and thirteen days after the date that the Special Committee was reinstituted (February 8, 2006). The Special Committee will thus have had almost a full month from the date of its appointment to the date that it is required to make a recommendation.

Very truly yours,

Laurent Alpert
      On February 16, 2006, the Company delivered the following letter to Lafarge S.A.:

Mr. Bruno Lafont
Lafarge
61, rue des Belles Feuilles
75016 Paris
FRANCE

Dear Bruno:

Over the past few weeks we have been putting together our first outlook for 2006. Through the process of updating the outlook, we have identified a number of favorable and unfavorable potential variances to the 2006 Budget. In total, we expect our first outlook for 2006 to show a notable increase in expected EBIT compared to our 2006 Budget. Although we are still in the process of updating this analysis, the Special Committee requested that we advise you now.

Sincerely,

Philippe Rollier
      On February 21, 2006, the day that Lafarge S.A. commenced the Initial Offer, the Special Committee held a telephonic meeting to continue to discuss certain matters relating to the Initial Offer, with the assistance of Simpson Thacher and Venable. After receiving a report regarding the proposals received from six investment banking firms and further discussion about the potential candidates, the Special Committee authorized the engagement of The Blackstone Group L.P. (“Blackstone”) as a financial advisor to the Special Committee in addition to Merrill Lynch as the lead financial advisor to the Special Committee. Merrill Lynch and MacKenzie also participated for portions of the meeting. Later that day, the Company issued a press release stating that the Initial Offer was under consideration by the Special Committee and urging stockholders to defer making any determination with respect to the Initial Offer until they have been advised of the Special Committee’s position with respect to the Initial Offer.

      After being retained, Blackstone commenced its due diligence review of the Company. Throughout this period, management continued to work on preparing the 2006 “outlook” and, with assistance from Merrill Lynch in the modeling process, continued to work on the preparation of financial projections of the Company for a longer period and Merrill Lynch and Blackstone continued their due diligence review and analysis of the Company.
      On March 1, 2006, the Special Committee met again with its financial, legal and other advisors to continue to discuss and evaluate the Initial Offer, stockholder responses and other related matters. While representatives of Blackstone attended the meeting, they indicated that their due diligence and related work was still in process. For a portion of the meeting, members of the Company’s management made a presentation to the Special Committee about the Company’s revised 2006 “outlook”, and the Special Committee, its advisors and the Company’s management discussed the continuing process for additional financial projections. At the conclusion of the meeting, the Special Committee was of the view that its position on the Initial Offer, at the time the initial Statement would be required to be sent to stockholders, would likely be that the Special Committee would be unable to take a position with respect to the Initial Offer because of the reasons discussed herein, subject to final confirmation at a telephonic meeting of the Special Committee scheduled for March 4, 2006. In connection with the foregoing, the Special Committee directed Simpson Thacher to send a letter on behalf of the Special Committee requesting that Lafarge S.A. extend the expiration date of the Initial Offer by a minimum of two weeks.
      On March 3, 2006, Simpson Thacher sent the following letter to Cleary Gottlieb:

Laurent Alpert, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Dear Laurent:

As previously discussed and as set forth in your letter to me of February 16, 2006, you stated that Lafarge S.A. (“SA”) would consider a reasonable request for an extension of the offer (the “Offer”) to acquire all of the outstanding shares of common stock of Lafarge North America Inc. (“LNA”), not already owned by SA and certain other persons, if in due course, the Special Committee (the “Special Committee”) of the Board of Directors of LNA did not feel that it was in a position to make a recommendation to the LNA shareholders when it was required to do so.

It is possible that the Special Committee will be unable to make a recommendation to the LNA shareholders by the time a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) is required to be published, sent or given on Monday, March 6, 2006.

Because of the foregoing, we hereby formally request on behalf of the Special Committee that, if the Special Committee concludes that it is unable to take a position with respect to the Offer in the Schedule 14D-9, SA agree to promptly extend the expiration date of the Offer (and of the offer (the “LCI Offer”) to acquire all of the outstanding exchangeable preference shares of Lafarge Canada Inc.) by a minimum of two weeks such that the Offer (and the LCI Offer) would not expire prior to 12:00 midnight, New York City time, on Monday, April 3, 2006.

We hope you will discuss this reasonable request favorably with your client, and we would appreciate a written response as soon as possible. If this request is agreed to by SA, then we would expect that SA would publicly announce its extension of the Offer (and the LCI Offer) promptly after LNA’s filing of the Schedule 14D-9.

Very truly yours,

Robert E. Spatt

      On March 3, 2006, Cleary Gottlieb responded to Simpson Thacher’s letter as follows:

Robert E. Spatt, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3594

Dear Rob:

Thank you for your letter of today which I have discussed with Lafarge.

I confirm that Lafarge agrees to the request made by the special committee pursuant to your letter.

Very truly yours,

Laurent Alpert
      On March 4, 2006, the Special Committee met telephonically to confirm its position and discuss the initial Statement and the Initial Offer. At the conclusion of the meeting, the Special Committee determined that it was unable to take a position with respect to the Initial Offer at the current time for the reasons described therein, and authorized the Company to finalize and file the initial Statement. The Special Committee determined to request that stockholders of the Company take no action and not tender their shares with respect to the Initial Offer at the current time, and instead defer making a determination whether to accept or reject the Initial Offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the Initial Offer.
      On March 6, 2006, the Company delivered to its stockholders the initial Statement, in which the Special Committee stated that it was unable to take a position with respect to the Initial Offer at such time because of the reasons set forth therein. The Company also issued a press release about the initial Statement and that Lafarge S.A. agreed to the Special Committee’s request for an extension of the expiration date of the Initial Offer.
      Subsequently on March 6, 2006, Lafarge S.A. and Efalar extended the expiration date of the Initial Offer to 12:00 midnight, New York City time, on April 3, 2006, unless the Initial Offer was extended further, as announced in their press release of the same date.
      On March 9, 2006, at the request of the Special Committee and as part of the Special Committee’s continuing review and evaluation of the Initial Offer, representatives of Merrill Lynch (consisting of Mr. Steven A. Baronoff, Mr. Brian R. Hogan, Jr., Mr. Jeffrey B. Rose and Mr. Gregory C. Starkins) met with representatives of J.P. Morgan Securities Inc., one of the financial advisors to Lafarge S.A. (“JPMorgan”) (consisting of Mr. Jimmy Elliott, Ms. Anu Aiyengar, Mr. Aaron J. Rubin and Ms. Radhika Bhatia). At this meeting, Merrill Lynch delivered to JPMorgan the 2006 “outlook” updating the Company’s 2006 budget, as referred to in the February 16, 2006 letter included in the Statement, and discussed such information and the Initial Offer, including certain materials presented, for negotiating purposes, by Merrill Lynch suggesting that that the acquisition of the Company’s minority interests would be accretive to Lafarge S.A.’s earnings at hypothetical prices higher than the Initial Offer price, and that the valuation of the Company implied by the Initial Offer was low when compared to the values of certain North American public companies and certain international public companies, in each case comparable to the Company.
      Over the next two weeks, advisors of the Special Committee and of Lafarge S.A. contacted each other about, among other things, when it would be appropriate to have discussions about the Initial Offer.
      On March 16, 2006, the Special Committee met with its financial, legal and other advisors to continue to discuss and evaluate the Initial Offer, stockholder responses and other matters related to the Initial Offer, including the status of discussions between advisors of the Special Committee and of Lafarge S.A. At this meeting, the Special Committee also met with the Company’s management to discuss the Company’s 2006 performance through February and management’s preliminary views of the ongoing prospects of the Company.
      On March 17, 2006, at the request and direction of the Special Committee, representatives of Merrill Lynch (including Mr. Baronoff, Mr. Hogan, Mr. Alon Neches, Mr. Rose and Mr. Starkins) contacted Mr. Elliott and Ms. Aiyengar of JPMorgan and presented, for negotiating purposes, certain materials suggesting that the Company could be valued at prices substantially higher than the Initial Offer price of $75.00, based on the values of certain North American companies comparable to the Company, even taking into account the Company’s historical trading gap relative to certain peer companies. In discussing these materials, Mr. Baronoff drew Mr. Elliott’s attention to the merits of various prices, with particular emphasis on an asking price of $95.00 per share. On March 20, 2006, Mr. Elliott informed Mr. Baronoff that Lafarge S.A. was not interested at that time in engaging in discussions about an increase in the Initial Offer price.
      On March 21, 2006, the Special Committee met telephonically with its financial and legal advisors to continue to discuss and evaluate the Initial Offer, the status of discussions between advisors of the Special Committee and Lafarge S.A., and the potential reasons for the recommendation contained in Amendment No. 2 to the Statement subject to a final determination. At the conclusion of the meeting, the Special Committee was of the view that, in light of the Special Committee’s review and evaluation of the Initial Offer to such date and the lack of meaningful discussions to such date to increase the Initial Offer price, the Special Committee should be in a position to make the recommendation contained in Amendment No. 2 to the Statement soon thereafter and in any case at least one week prior to April 3, 2006, the expiration date of the Initial Offer, unless it was further extended.
      On March 23, 2006, the Special Committee met telephonically with its financial and legal advisors to review its position and to discuss Amendment No. 2 to the Statement, the Initial Offer, the continuing lack of meaningful discussions to such date to increase the Initial Offer price, and the Initial Offer’s imminent expiration date, which Lafarge S.A. had not then indicated a willingness to extend, notwithstanding the request on behalf of the Special Committee that it do so in order to, among other things, permit the possibility of having meaningful discussions at that time to increase the Initial Offer price. At the meeting, Merrill Lynch and Blackstone delivered their respective written opinions to the effect that, as of such date and subject to and based on the assumptions, procedures and limitations set forth in the opinions, the $75.00 per share Offer price was inadequate, from a financial point of view, to the stockholders of the Company, other than Lafarge S.A. and its affiliates. At the conclusion of the meeting, after confirming the various reasons for the position discussed in Amendment No. 2 to the Statement, the Special Committee unanimously determined that the Initial Offer was inadequate and not in the best interests of the stockholders of the Company, other than Lafarge S.A. and its affiliates, and unanimously recommended that the Company’s stockholders reject the Initial Offer and not tender their shares of common stock pursuant to the Initial Offer.
      On March 24, 2006, the Company delivered to its stockholders Amendment No. 2 to the Statement and issued a press release in which the Special Committee unanimously recommended, on behalf of the Company, that stockholders reject the Initial Offer because of the reasons set forth therein.
      On April 4, 2006, Lafarge S.A. announced the Interim Offer pursuant to which the Offer price was increased to $82.00 per share and extended the expiration date to 12:00 midnight, New York City time, on Friday, April 28, 2006, unless it was extended further. On that day, the Company issued a press release stating that the Special Committee would review and consider the Interim Offer and urged stockholders to defer making any determination with respect to the Interim Offer until they had been advised of the Special Committee’s position with respect thereto.
      On April 6, 2006, the Special Committee met telephonically with its financial, legal and other advisors to discuss and evaluate the Interim Offer, stockholder responses and other matters related to the Interim Offer.
      On April 7, 2006, at the request and direction of the Special Committee, Mr. Baronoff of Merrill Lynch contacted Mr. Elliott of JPMorgan by telephone and informed him that Merrill Lynch was authorized by the Special Committee to indicate that it was likely that the Special Committee would recommend a rejection of the Interim Offer at the $82.00 per share level and to discuss the possibility of increasing the Interim Offer price to a mutually agreeable level. On the same day, Lafarge S.A. filed the Supplement to the Offer to Purchase on Schedule TO/ A with the SEC to reflect the Interim Offer.
      On April 13, 2006, Mr. Baronoff of Merrill Lynch continued his telephone discussions with Mr. Elliott of JPMorgan regarding the possibility of meeting to discuss whether Lafarge S.A. would consider an increase to the Interim Offer price. Mr. Elliott indicated that having such a meeting at some point in the next week would be considered.
      Later on the same day, the Special Committee met telephonically with its financial and legal advisors to discuss the Interim Offer, including stockholder responses and the status of discussions between advisors of the Special Committee and Lafarge S.A. At this meeting, the Special Committee also met telephonically with the Company’s management to discuss the Company’s first quarter results.
      On April 17, Mr. Elliott of JPMorgan and Mr. Baronoff of Merrill Lynch spoke telephonically and agreed to have a meeting on April 19, 2006, to discuss whether Lafarge S.A. would consider an increase to the Interim Offer price.
      On April 19, 2006, Mr. Baronoff of Merrill Lynch met Mr. Elliott of JPMorgan to discuss the Interim Offer. Mr. Baronoff presented to Mr. Elliott, for negotiation purposes, an analysis of the implied premiums that a range of potential Offer prices from $82.00 to $90.00 would represent if considered in the context of hypothetical trading prices for the Company’s common stock based on the improvement of the stock prices of certain other companies in the Company’s industry since the announcement of the Initial Offer. Mr. Elliott presented to Mr. Baronoff, for negotiation purposes, an analysis illustrating the potential value of the Company as being between $77.76 and $86.07 based on JPMorgan’s selection of precedent transactions and comparable companies. After discussion of these materials and other related matters, including the trading of the Company’s common stock before and after the Initial Offer, Mr. Elliott indicated that in his view Lafarge S.A. might be willing to increase the offer price to $85.00 if the Special Committee would be prepared to recommend that stockholders accept an offer at that price. Mr. Baronoff expressed his view that the Special Committee might be willing to recommend that stockholders accept an offer at the $86.00 price level. Messrs. Baronoff and Elliott concluded that the gap remaining between these suggested price levels would best be narrowed by means of a discussion between the principals. Messrs. Baronoff and Elliott agreed that Mr. Marshall Cohen, the Chairman of the Special Committee, should contact Mr. Bruno Lafont, Chief Executive Officer of Lafarge S.A., to continue the discussions.
      On April 20, 2006, Mr. Cohen called Mr. Lafont on the telephone to discuss the Interim Offer. Mr. Cohen indicated his belief that, although no decision had been made, the Special Committee would likely consider making a recommendation in favor of an offer price of $86.00 per share. Mr. Lafont indicated his belief that, although any increase would require the approval of the board of directors of Lafarge S.A., Lafarge S.A. would likely increase the offer price to $85.00 per share if, at such a price, the Special Committee would make a recommendation in favor of the Offer. Mr. Cohen responded that, although the Special Committee might consider a recommendation in favor of an offer price below $86.00 per share, the Special Committee would likely be unable to make a recommendation in favor of an $85.00 offer. After further discussion, Messrs. Cohen and Lafont agreed that they would propose an increased Offer price of $85.50 per share (namely, the Amended Offer) to the Special Committee and the Lafarge S.A. Board of Directors, respectively, to determine if such price would be mutually agreeable to both parties. At this meeting, Mr. Lafont stated that $85.50 per share would be the best and final price that Lafarge S.A. would consider paying and that this price would remain subject to the provision that had been included in the Offer and the Interim Offer that if the Company were to declare or pay a cash dividend, the amount of such a dividend would be a reduction to the Offer price. Mr. Cohen requested that Mr. Lafont consider removing this provision from the Amended Offer, but Mr. Lafont stated that Lafarge S.A. would be unwilling to make such a change. Discussions between the financial advisors of the Special Committee and of Lafarge S.A. about the proposed Amended Offer continued after this conversation and throughout the weekend.
      Later in the afternoon of April 20, 2006, the Special Committee met telephonically with its financial, legal and other advisors to discuss and evaluate the proposed Amended Offer with an Offer price of $85.50 per share, which included a discussion about the potential stockholder reaction to the proposed Amended Offer.

      On April 21, 2006, the legal advisors of the Special Committee and of Lafarge S.A. discussed certain legal matters with respect to the proposed Amended Offer, including the extension of the expiration date and amendment of certain conditions to Efalar’s obligation to accept for payment any tendered shares. Discussions between the legal advisors of the Special Committee and of Lafarge S.A. about the proposed Amended Offer continued over the weekend.
      Also on April 21, 2006, counsel for Lafarge S.A. and counsel for the Special Committee met with counsel for the plaintiffs in the Maryland class action lawsuit (see “Item 8. Additional Information — Litigation” for more information) to determine if such plaintiffs would consider a settlement of their claims with respect to the proposed Amended Offer with an Offer price of $85.50 per share. Counsel continued to discuss a possible settlement over the weekend.
      On April 23, 2006, the Special Committee met telephonically with its financial, legal and other advisors to continue to discuss and evaluate a proposed Amended Offer with an Offer price of $85.50 (including the potential stockholder reaction thereto), an extended expiration date and amendments to certain conditions to Efalar’s obligation (including the effect of dividends declared or paid by the Company prior to the expiration of the Offer) to accept for payment any tendered shares. At this meeting, Merrill Lynch and Blackstone discussed a joint presentation by the Special Committee’s financial advisors, which were the only materials presented to the Special Committee by its financial advisors with respect to the Amended Offer and thus the only materials of this type that the Special Committee considered with respect to the Amended Offer (a copy of which is filed with the Securities and Exchange Commission as Exhibit (c)(3) to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3). Merrill Lynch and Blackstone then delivered their respective oral opinions, later confirmed in writing, to the effect that, as of such date and subject to and based on the assumptions, procedures and limitations set forth in the opinions (copies of which are attached hereto as Annex C and Annex D, respectively), the consideration to be paid in the Amended Offer, as to be amended, was fair, from a financial point of view, to the stockholders of the Company, other than Lafarge S.A. and its affiliates. After discussion, the Special Committee unanimously determined that the Amended Offer, as and when amended, is fair to the stockholders of the Company, other than Lafarge S.A. and its affiliates, and unanimously resolved to recommend that the Company’s stockholders accept the Amended Offer, as and when amended, and tender their shares of common stock pursuant to the Amended Offer, as and when amended.
      Also on April 23, 2006, counsel for the plaintiffs in the Maryland class action lawsuit entered into a memorandum of understanding (the “MOU”), which was subsequently amended on May 2, 2006, to preliminarily settle their claims against the defendants. The settlement contemplated by the MOU is subject to plaintiffs taking certain discovery to confirm that the settlement is in the best interests of the Company’s minority stockholders and court approval. Consummation of the settlement is contingent upon, among other things, the withdrawal or dismissal of all other litigation concerning the Offer.
      In the evening of April 23, 2006, Lafarge S.A. was notified of the Special Committee’s determination and resolution to recommend acceptance of the proposed Amended Offer, as and when amended. In the morning of April 24, 2006, Lafarge S.A. issued a press release announcing the Amended Offer with the increased Offer price of $85.50 per share and the extension of the expiration date of the Amended Offer to 12:00 midnight, New York City time, on Friday, May 12, 2006, unless it is extended further.
      On May 1, 2006, the Special Committee met telephonically with its financial and legal advisors to discuss this Statement, among other things, and confirmed the various reasons for its position discussed below. On the same day, Lafarge S.A. filed the Second Supplement to the Offer to Purchase on Schedule TO/ A with the SEC to reflect the Amended Offer.
Reasons for the Position
      In connection with making the recommendation that the Company’s stockholders accept the Amended Offer and tender their shares of common stock pursuant to the Amended Offer, the Special Committee determined that the Amended Offer is fair to the stockholders of the Company, other than Lafarge S.A. and its affiliates. In reaching this determination, the Special Committee considered and discussed with the

Special Committee’s financial, legal and other advisors and the Company’s management, as appropriate, various factors, including the following material factors:
      Valuation of the Company’s common stock. The Special Committee believes that the Amended Offer adequately values the prospects and value of the Company after consideration of the following material factors:

•	The Amended Offer price represents an approximately 33.1% implied premium to the closing price of the Company’s common stock on the New York Stock Exchange on February 3, 2006, the business day immediately prior to the date of the announcement of the Initial Offer. This implied premium is greater than 28.7%, the median of premiums paid in comparable transactions, as presented to the Special Committee by its financial advisors. The Amended Offer price also represents an approximately 40.9% implied premium to $60.69, the one-year average closing price of the Company’s common stock as of February 3, 2006, as presented to the Special Committee by its financial advisors. For more information, see “Opinions and Joint Presentation of Financial Advisors to the Special Committee” below.

•	Based on information provided by the Special Committee’s financial advisors, the Amended Offer price also represents an approximately 15.3% implied premium to $74.16, a hypothetical stock price of the Company’s common stock (as of April 23, 2006) assuming that no Offer had been announced and the Company’s common stock had risen by approximately 15.4% similar to the stock of comparable companies since the announcement of the Initial Offer.

•	The Amended Offer price is greater than $84.50, the highest implied value of the Company derived by the Special Committee’s financial advisors using a discounted cash flow analysis based on five-year projections presented by management and assuming that the Company made no acquisitions. The Amended Offer price is also at the high end of the range of implied values of the Company ($74.50 to $90.00) derived by the Special Committee’s financial advisors using a discounted cash flow analysis based on the same five-year projections and assuming that the Company, in this case, successfully consummated certain acquisitions. Among the analyses presented to the Special Committee by its financial advisors, the Special Committee believed, based on the views of its financial advisors, that these discounted cash flow analyses were the most appropriate measures to analyze the Company as a going concern. For more information, see “Opinions and Joint Presentation of Financial Advisors to the Special Committee” below.

•	The Amended Offer price implies a value of the Company that is approximately 7.7x the Company’s estimated EBITDA (earnings before interest, taxes, depreciation and amortization) based on the 2006 “outlook” and approximately 8.9x the Company’s 2005 EBITDA. The Special Committee believes that these implied multiples appropriately value the Company in comparison to a range of average multiples of comparable North American and international public companies, taken together, as presented to the Special Committee by its financial advisors. The Special Committee, based on its financial advisors’ joint presentation, also noted that the Company was more comparable to international public companies than to other North American companies because of various factors, including the Company’s business mix being relatively skewed toward cement and away from aggregates, the Company’s large Canadian presence and lack of presence in several high growth regions in the United States and that a portion of the historical discount at which the Company traded relative to its peers was attributable to fundamental factors underlying the Company’s business and that a portion were attributable to the Company’s unique ownership structure, limited public float, and lack of substantial research analyst coverage. For more information, see “Opinions and Joint Presentation of Financial Advisors to the Special Committee” below.

•	Notwithstanding the fact that the Amended Offer does not represent an acquisition of control of the Company and that the Special Committee’s financial advisors did not view an analysis of premiums paid in third party change of control transactions as being significant to their analysis of the fairness of the Amended Offer, and as such did not present any comparable third party transaction analysis to the Special Committee, in response to a question, Merrill Lynch and Blackstone indicated to the Special

Committee that a 33.1% premium to the closing price of the Company’s common stock on February 3, 2006 is generally consistent with premiums paid in change of control transactions and that based on their internal review the comparable third party transaction multiples in the industry were generally lower than the comparable public company trading multiples reviewed by Merrill Lynch and Blackstone in their joint presentation.

•	The Amended Offer price is greater than $85.38, the highest stock price at which the Company’s common stock had ever traded in its history prior to the announcement of the Amended Offer on April 24, 2006. The Amended Offer price is also significantly greater than the 52-week closing price high of $69.78 and the all-time trading price high of $70.47 (an intra-day stock price) for the Company’s common stock, in each case for the period prior to the announcement of the Initial Offer.

      Negotiation process and procedural fairness. The Amended Offer is the result of arms’-length negotiations conducted by the Special Committee and its independent financial and legal advisors during a process that took nearly three months and resulted in two formal increases to Lafarge S.A.’s Initial Offer price of $75.00. After the Special Committee’s initial recommendation to reject the Initial Offer (with respect to which the Special Committee took into account stockholder responses thereto, including assertions made by and on behalf of the plaintiffs in the various litigations), the Special Committee’s deliberations with respect to the Interim Offer (including stockholder responses and plaintiffs’ assertions with respect thereto), and the Special Committee’s subsequent negotiations resulting in the increase of the Interim Offer price to $85.50 (which Lafarge S.A. has stated was its best and final price), the Special Committee concluded that, after discussions with its financial advisors and despite the fact that the acquisition of the Company’s minority interests could still be accretive to Lafarge S.A.’s earnings at hypothetical prices higher than the Amended Offer price, the Amended Offer price was the best offer that could be obtained by the Special Committee. The Special Committee believed that further negotiation could have caused Lafarge S.A. to abandon the Amended Offer or proceed with a transaction without the Special Committee’s favorable recommendation at a lower price. The Special Committee also noted that the Amended Price is an approximately 16% increase over the Initial Offer, which is greater than the approximately 10% average increase between the initial offer price and final offer price in comparable transactions, as presented to the Special Committee by the its financial advisors. For more information, see “Opinions and Joint Presentation by the Special Committee’s Financial Advisors” below.
      Financial and business information. The Special Committee took into account the historical and current financial condition, results of operations, business and future prospects of the Company, the risks involved in achieving those prospects, and the conditions of the general economy and of the industries in which the Company operates, including the following material factors considered by the Special Committee:

•	The Company has a strong balance sheet.

•	The Company’s first quarter financial results reflect favorable weather and continued strong pricing at the start of the year, among other things. Consequently, operating results are already ahead of budget consistent with the “outlook” updating the Company’s 2006 budget. As noted with respect to the Initial Offer, the Company is expected to achieve results in 2006 that are notably better than those initially projected in the Company’s 2006 budget. The 2006 “outlook” updating the Company’s 2006 budget, as referred to in the February 16, 2006 letter included in the Statement (and as disclosed by Lafarge S.A. in Amendment No. 3 to its Schedule TO filed with the SEC on March 10, 2006), contemplates, among other things, an approximately 10% increase in operating income from the Company’s 2006 budget.

•	Pricing and weather, which have recently been favorable to the Company’s industry, may become unfavorable in the future.

•	The Company is heavily dependent upon public, commercial and residential construction sectors, each of which tends to be cyclical. In recent years, the public and residential sectors have been favorable to the Company, although the commercial sector has been weaker in comparison. The cyclicality of the Company’s business and any of the other factors discussed under “Certain Forward-Looking State-

ments” below may negatively impact the Company’s future financial condition, results of operations, business or the nature of its future prospects.

      Opinions and Joint Presentation of Merrill Lynch and Blackstone. The Special Committee considered the opinions of Merrill Lynch and Blackstone, each dated April 23, 2006, to the effect that, as of such date, the consideration to be paid in the Amended Offer is fair, from a financial point of view, to the stockholders of the Company, other than Lafarge S.A. and its affiliates. The Special Committee also considered the joint presentation of Merrill Lynch and Blackstone dated April 23, 2006 made in connection with their opinions. The full texts of these opinions are included as Annex C and Annex D to this Statement, and the joint presentation of Merrill Lynch and Blackstone is filed with the Securities and Exchange Commission as Exhibit (c)(3) to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3. Further discussion of the opinions of and the joint presentation by Merrill Lynch and Blackstone to the Special Committee is set forth below under “Opinions and Joint Presentation of Financial Advisors to the Special Committee.” The Special Committee was aware of the fees that Merrill Lynch and Blackstone are entitled to receive as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Statement, which the Special Committee believed were designed to provide appropriate incentives for each financial advisor.
      Controlled company status and lack of strategic alternatives. The Special Committee took into account that Lafarge S.A. and its subsidiaries currently own approximately 54.2% of the outstanding shares of common stock of the Company (and approximately 52.6% of the outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class) and that Lafarge S.A.’s status as the Company’s controlling stockholder may limit the Company’s strategic alternatives. Lafarge S.A. has publicly stated that it is not interested in selling its shares of the Company. Accordingly, the Special Committee did not receive any offers to acquire the shares of the Company not held by Lafarge S.A. and did not consider any alternative sale of the Company to a third party. Moreover, Lafarge S.A. stated in its Offer to Purchase that the liquidation of the Company’s assets was not considered to be a viable course of action based on Lafarge S.A.’s desire for the Company to continue to conduct its business as a subsidiary of Lafarge S.A. and remain an integral component of Lafarge S.A.’s overall strategy. For these reasons, the Special Committee believed that neither the sale of the Company to a third party nor the liquidation of the Company was a feasible alternative to the Amended Offer and that neither an analysis of the Offer in comparison to transactions involving the sale of control nor an appraisal of liquidation values was appropriate.
      Conditions of the Amended Offer. The Special Committee considered the various conditions to the Amended Offer that provide Lafarge S.A. with the latitude to withdraw the Amended Offer for a variety of reasons, which Lafarge S.A. agreed to revise, in general, to be less broad than those of the Initial Offer and the Interim Offer. In particular, Lafarge S.A. agreed that the pending lawsuits described in “Item 8. “Additional Information — Litigation” in the Statement and any other litigation not brought by governmental entities would not be a basis for withdrawing the Amended Offer. It should also be noted that the Amended Offer is not subject to a financing condition. However, as disclosed with respect to the Initial Offer, the Special Committee noted that Lafarge S.A. still reserved the right to waive the condition to the Amended Offer that Lafarge S.A. must, directly or through wholly-owned subsidiaries, own a number of shares of the Company’s common stock and Lafarge Canada’s exchangeable preference shares representing at least 90% of the issued and outstanding shares of common stock and exchangeable preference shares, taken together as a single class, as of the date the shares of common stock are accepted for payment, without a commitment to engage in a back-end merger at the same price provided in the Amended Offer or to provide for a subsequent offering period during which Lafarge S.A. would permit additional tenders of shares of common stock (and exchangeable preference shares) not tendered prior to the expiration date of the Amended Offer at the same price provided in the Amended Offer. Also as noted with respect to the Initial Offer, in the event Lafarge S.A. purchases shares in the Amended Offer under circumstances such that it would own less than 90% of the outstanding shares of common stock and exchangeable preference shares, taken as a single class, and would therefore be unable to consummate a short-form merger (whereby the remaining minority stockholders would receive the same consideration for their shares as other minority stockholders in the Amended Offer), Lafarge S.A. has stated that it may (but would not be obligated to) engage in transactions that could result in proceeds per share of common stock to the public stockholders of the Company that could be more or less than the Amended Offer price or could result in the trading price of the common stock increasing or decreasing, and the consummation of the Amended Offer could adversely affect the liquidity, market value and/or securities exchange listing of the remaining shares of common stock held by the remaining non-tendering minority stockholders. Nevertheless, the Special Committee ultimately decided that, in view of the other factors discussed herein, the conditionality of the Amended Offer and the lack of a mandatory back-end merger at the same price (other than the Merger) or a subsequent offer period did not merit the withholding of the Special Committee’s recommendation in favor of the Amended Offer.
      Appraisal rights. The Special Committee considered that if the Amended Offer is consummated and the Merger occurs, stockholders who do not tender their shares of common stock of the Company would not have the right to dissent from the Merger and to demand appraisal of the fair value of their shares under the MGCL, as described in the Offer to Purchase under the heading “SPECIAL FACTORS — Section 8. Dissenters’ Appraisal Rights; Rule 13e-3” and elsewhere in this Statement. As such, appraisal rights do not represent an alternative to stockholders to either tendering their shares in the Amended Offer or participating in the Merger (to the extent either of them are consummated).
      Effect of dividends on Offer price. As discussed above under “Background of the Offer” with respect to the April 20, 2006 meeting, despite Mr. Cohen’s request to the contrary, Mr. Lafont stated that Lafarge S.A. would be unwilling to change the provision that had been included in the Offer and the Interim Offer that if the Company were to declare or pay a cash dividend (the record date of which occurs before the acceptance for payment of shares in the Amended Offer and other than the regular quarterly dividend of $0.24 per share already paid on March 1, 2006), the amount of such a dividend would reduce the Offer price. On April 25, 2006, the Company’s Board of Directors declared a regular quarterly dividend of $0.24 per share, payable on June 1, 2006, to holders of record of shares of the Company’s common stock as of the close of business on May 16, 2006. Therefore, the Amended Offer price will be reduced by the amount of this dividend if Lafarge S.A. accepts shares for payment under the Amended Offer after the close of business on the May 16, 2006 record date. Nevertheless, the Special Committee ultimately decided that, in view of the other factors discussed herein, the effect of the dividend on the Amended Offer price did not merit the withholding of the Special Committee’s recommendation in favor of the Amended Offer.
      Consideration to be paid in Merger. The Special Committee was also aware that if the Merger is completed after close of business on May 16, 2006 (the record date for the foregoing regular dividend), those stockholders who hold shares of the Company’s common stock as of the close of business on May 16, 2006 will receive the dividend of $0.24 per share (when payable) and, if they continue to hold the shares at the time of the Merger, will receive $85.26 per share in the Merger. Any stockholder who holds shares of the Company’s common stock at the time of Merger but who acquired those shares after the close of business on May 16, 2006 will receive $85.26 per share in the Merger and will not receive any dividend.
      Approval by a majority of the minority. The Special Committee believes that the Minimum Tender Condition, which cannot be waived by Lafarge S.A., would permit the holders of a majority of the outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class (excluding shares beneficially owned by Lafarge S.A., Efalar, wholly-owned subsidiaries of Lafarge S.A., the Company, their respective officers and directors, and the Lafarge Canada Stock Fund) to decide whether the Amended Offer should be completed by choosing whether or not to tender their respective shares in the Amended Offer.
      Risks the Amended Offer and Merger may not be completed. The Special Committee considered the risk that the conditions to the Amended Offer may not be satisfied and, therefore, that shares may not be accepted pursuant to the Amended Offer as it may not be consummated. The Special Committee considered the possibility that, if a transaction with Lafarge S.A. is not completed and the Company were to withdraw any offer to acquire shares of the common stock of the Company or the Amended Offer did not close, the Company would remain a public company with a controlling stockholder, and the market price of its shares could decline. The Special Committee considered the uncertainty with respect to the future business and prospects of the Company and the price at which the Company might trade in the future and the possibility that, if the Amended Offer is not consummated, there could be no assurance that any future transaction would yield the same per share consideration.
      Timing of completion. The Special Committee considered the anticipated timing of consummation of the Amended Offer, which should allow stockholders to receive the Amended Offer price promptly, followed by, if the 90% Condition is satisfied, the Merger in which remaining stockholders would receive the same consideration as received by stockholders who tender their shares in the Amended Offer (subject to any adjustment for dividends as described above). In addition, Lafarge S.A.’s commitment to effect the Merger upon consummation of the Amended Offer, if the 90% Condition is satisfied, provides a measure of assurance to the stockholders who choose not to tender their shares of common stock in the Amended Offer that they also can receive equal value for their shares of common stock of the Company as soon as practicable.
      Form of consideration; Taxable transaction. The Special Committee considered the form of consideration to be paid to the stockholders in the Amended Offer. The Special Committee was aware that the cash consideration to be received by the stockholders in the Amended Offer would be taxable to stockholders for federal income tax purposes as discussed in the Offer to Purchase in the section entitled “THE OFFER — Section 5. Material United States Federal Income Tax Consequences of the Offer.”
      Conflicts of interest. The Special Committee was aware of the actual and potential conflicts of interest between the Company and Lafarge S.A., whether in connection with the agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above or otherwise, and of those directors, officers and employees of Lafarge S.A. who also serve as members of the Company’s management and the Company’s board of directors. The Special Committee believes that the process of using a Special Committee comprised solely of directors not affiliated with Lafarge S.A. is a well-established mechanism under Maryland law to deal with this issue.
      The Special Committee did not consider the liquidation value of the Company’s assets because, as noted above, Lafarge S.A. has stated in the Offer to Purchase that it is not interested in selling its shares of the Company and did not consider liquidation as a viable course of action based on its desire for the Company to continue to conduct its business as a subsidiary and remain an integral component of its overall strategy. Therefore, the Special Committee believed that the liquidation value of the Company was not appropriate in a determination as to whether the Amended Offer is fair to the Company’s stockholders, other than Lafarge S.A. and its affiliates, and no appraisal of liquidation values was sought for purposes of evaluating the Amended Offer. The Special Committee also did not consider the net book value of the Company a meaningful measure of the value of the shares of the common stock of the Company, as it is not directly related to the financial performance of the Company. At March 31, 2006, the net book value of the Company was $41.89 per share (calculated by dividing shareholders’ equity by the number of shares of common stock outstanding), which is substantially below than the $85.50 per share price in the Amended Offer. To the knowledge of the Company, Lafarge S.A. and its affiliates (excluding the Company and the Company’s directors and officers) have not purchased any shares of common stock of the Company during the past two years other than through their participation in the Company’s dividend reinvestment plan. During the past two years and prior to the announcement of the Offer, the Company has repurchased shares of its common stock in the market from time to time pursuant to stock repurchase programs, and certain directors and officers of the Company have purchased shares in the market from time to time. However, the Special Committee did not consider the prices of these share purchases to be meaningful because, among other things, the Amended Offer price of $85.50 per share is higher than any historical closing or trading stock price of the Company prior to the announcement of the Offer as noted above. The Special Committee was not aware of, and therefore did not consider, any firm offers, at the present time or in the past two years, for the merger or sale of the Company, the sale or transfer of all or any substantial part of the Company’s assets or any purchase of the shares of common stock of the Company that would result in the purchaser obtaining control of the Company.
      The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. The Special Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Special Committee.
      The financial objectives, budget information, 2006 “outlook,” monthly financial data, expected quarterly financial results, projections, views and certain other financial information disclosed or referred to by the Company in its Statement or its Rule 13e-3 Transaction Statement on Schedule 13E-3 (or, in either case, any amendment or exhibit thereto) or by Lafarge S.A. in its Schedule TO or its Rule 13e-3 Transaction Statement on Schedule 13E-3 (or, in either case, any amendment or exhibit thereto) (other than any financial results that have been disclosed in a report required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act) were prepared by the Company or Lafarge S.A., as the case may be, for their respective internal use and not with a view to publication. None of such information was prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Such information was based on assumptions concerning the operations and business prospects of the Company and other revenue and operating assumptions. Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Company’s filings with the SEC under the Exchange Act, and elsewhere in the Statement, the Schedule TO, or the Company’s or Lafarge S.A.’s Schedule 13E-3 (or, in each case, any amendment or exhibit thereto). These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of such information in the Statement, the Schedule TO, or the Company’s or Lafarge S.A.’s Schedule 13E-3 (or, in each case, any amendment or exhibit thereto) should not be regarded as an indication that the Company or its affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of the Company or any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the information set forth above, and none of them intends to provide any update or revision thereof.
Opinions and Joint Presentation of Financial Advisors to the Special Committee
      On April 23, 2006, the Special Committee held a meeting with its financial, legal and other advisors and discussed the terms and conditions of the Amended Offer. At the meeting, Merrill Lynch and Blackstone each delivered an oral opinion, which opinion was later confirmed by delivery of a written opinion as of the same date, to the Special Committee that as of such date, subject to the various factors, assumptions and limitations set forth in each of their opinions, the $85.50 per share consideration, in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to certain terms and conditions (including the term that if the Company should declare or pay any dividend or other distribution with respect to its shares of common stock that is payable or distributable to stockholders of record at a time prior to the acceptance for payment by Efalar of such shares pursuant to the Amended Offer, then such per share consideration will be reduced in the amount of any such cash dividend or distribution), to be received by holders of shares of common stock of the Company, other than Lafarge S.A. and its affiliates (the “Consideration”), was fair from a financial point of view to the holders of such shares, other than Lafarge S.A. and its affiliates.
      The full texts of the written opinions of Merrill Lynch and Blackstone, each dated as of April 23, 2006, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Merrill Lynch and Blackstone, are attached as Annex C and Annex D and are incorporated herein by reference. You should read the written opinions carefully and in their entirety.
      The Merrill Lynch and Blackstone opinions are directed to the Special Committee and address only the fairness, as of the date of the opinion, from a financial point of view, of the Consideration to the holders of shares of the Company’s common stock other than Lafarge S.A. and its affiliates. The opinions of Merrill Lynch and Blackstone do not address any other aspect of the Amended Offer and do not constitute a recommendation to any stockholder to tender its shares in such Amended Offer or any other matter related thereto. In addition, the Company did not ask Merrill Lynch or Blackstone to address, and the opinions do not address, the fairness of the Consideration to, or any other consideration of, the holders of any other class of securities, creditors or other constituencies of the Company.
      In connection with rendering the opinions described above and performing their related financial analyses, Merrill Lynch and Blackstone reviewed, among other things:

•	Certain publicly available business and financial information relating to the Company that they deemed relevant;

•	The Company’s unaudited interim financial statements for the two months ended February 28, 2006 and a draft earnings release and draft board presentation for the quarter ended March 31, 2006;

•	Certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, provided to them or presented to the Special Committee by the Company;

•	Market prices and valuation multiples for the shares of common stock of the Company and compared them with those of certain publicly traded companies that they deemed to be relevant;

•	The results of operations of the Company and compared them with those of certain publicly traded companies;

•	Selected comparable transactions, including comparing the proposed financial terms of the Amended Offer with the financial terms of certain other transactions that they deemed to be relevant;

•	The Offer to Purchase, the Supplement to Offer to Purchase dated April 7, 2006, and the Schedule TO; and

•	Such other financial studies and analyses and such other matters as they deemed necessary, including their assessment of general economic, market and monetary conditions.
      Merrill Lynch and Blackstone also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and its affiliates.
      In preparing their opinions, Merrill Lynch and Blackstone assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to them, discussed with or reviewed by or for them, or publicly available. Neither Merrill Lynch nor Blackstone assumed any responsibility for independently verifying such information, nor did either undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company. Neither Merrill Lynch nor Blackstone was furnished with any such evaluation or appraisal, and neither Merrill Lynch nor Blackstone evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Neither Merrill Lynch nor Blackstone was requested to solicit, nor did they solicit, interest from other parties with respect to an acquisition of, or other business combination with the Company. In addition, neither Merrill Lynch nor Blackstone assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information presented to or discussed with the Special Committee, Merrill Lynch and Blackstone by the Company, Merrill Lynch and Blackstone assumed that this information was reasonably prepared and reflected the best then currently available estimates and judgment of Company’s management as to the Company’s expected future financial performance. The opinions of Merrill Lynch and Blackstone are each necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to them as of, the date of the opinions. Merrill Lynch and Blackstone’s advisory services and the opinions described above were provided for the information and assistance of the Special Committee in connection with its consideration of the transaction described herein and neither opinion constitutes a recommendation whether or not any holder of shares of common stock of the Company should tender such shares in connection with the Amended Offer.
      Merrill Lynch and Blackstone have no obligation to update their opinions to take into account events occurring after the date their opinions were delivered to the Special Committee. Circumstances could develop prior to the completion of the Amended Offer that, if known at the time Merrill Lynch or Blackstone rendered its opinion, would have altered its opinion.
      The following is a summary of the financial analyses performed by Merrill Lynch and Blackstone in connection with the preparation of their opinions and joint presentation. This summary does not purport to be a complete description of the analyses underlying the Merrill Lynch and Blackstone opinions. The full text of the materials summarized below is set forth in Exhibit (c)(3) to the Schedule 13E-3 filed by the Company with the SEC on May 3, 2006 in connection with the Amended Offer.
      Public company comparables analysis. Merrill Lynch and Blackstone reviewed certain financial information of publicly traded North American and international companies that they deemed comparable to the Company. The comparable North American companies were Eagle Materials Inc., Vulcan Materials Company, Texas Industries, Inc., Martin Marietta Materials, Inc., Florida Rock Industries, Inc. and Rinker Materials Corporation. The comparable international companies were Hanson PLC, Titan Cement Company S.A., CRH plc, CEMEX, S.A. de C.V., Lafarge S.A., HeidelbergCement AG, Holcim Ltd., Italcementi S.p.A and Buzzi Unicem S.p.A. The selected companies are a group of publicly traded companies carrying on a significant portion of their business in the cement, aggregates, ready mix, gypsum and related building products industry that Merrill Lynch and Blackstone deemed to be reasonably comparable to the Company.
      No company used in the public comparables analysis possessed characteristics identical to those of the Company. Accordingly, an analysis of the results of the comparable companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies, as well as other factors that could affect the public trading value of the selected companies and the Company. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data. Merrill Lynch and Blackstone based their analysis in part on projections and estimates presented by the Company’s management and estimates for the comparable companies obtained from Wall Street research.
      Merrill Lynch and Blackstone considered the range of multiples of enterprise value to actual and estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, of these comparable companies as well as the historical discount at which the shares of the Company’s common stock traded relative to peers on these metrics. As part of the analysis to understand the relationship of these multiples for the Company relative to those of its peers, Merrill Lynch and Blackstone considered factors including the Company’s geographic presence, product mix, growth and profit margins, public float, ownership structure and research coverage. Based on these and other analyses, Merrill Lynch and Blackstone concluded that a portion of the historical discount at which the Company traded relative to its peers was attributable to fundamental factors underlying the Company’s business and that a portion was attributable to the Company’s unique ownership structure, limited public float and lack of substantial research analyst coverage. Additionally, due to various factors, including the Company’s business mix being relatively skewed toward cement and away from aggregates, the Company’s significant presence in Canada and lack of presence in several high growth regions in the United States, Merrill Lynch and Blackstone concluded that the Company was more comparable to its international peers than to its North American peers.
      Based in part on the analyses described above, as well as applying their reasoned judgments to ascertaining the portion of the Company’s historical discount that was attributable to fundamental factors, Merrill Lynch and Blackstone implied valuation ranges from each of the Company’s North American and international comparables, respectively, that reflected 50% of the Company’s historical discount to the multiple trading ranges of each group of comparables. The share price implied by applying the relevant multiples to the North American comparables is $118.85 to $124.83. The share price implied by applying the relevant multiples to the international comparables is $78.13 to $85.50. The Amended Offer price of $85.50 per share is below the implied valuation range based on North American comparable companies

(although, as noted above, the Company is more comparable to its international peers than to its North American peers) and at the top of the implied valuation range based on international comparable companies.
      Minority “squeeze-out” premiums paid analysis. Using publicly available information, Merrill Lynch and Blackstone prepared a premiums paid analysis for the Company based upon a review and analysis of the range of premiums paid in the acquisition of selected companies in which publicly traded minority interests were “squeezed out.” The review included only selected consummated transactions between 2000 and the date of the opinions which were all cash acquisitions of publicly traded minority interests in a U.S. company with a value of greater than $500 million. The comparable transactions included all of the transactions falling within these criteria in the time frame used that were identified by Merrill Lynch and Blackstone and for which Merrill Lynch and Blackstone were able to identify reliable valuation statistics. Below is a list of the transactions:

Acquiror	Target	Date Announced

IYG Holding Co.	7-Eleven Inc.	September 1, 2005
Cox Enterprises Inc. et al	Cox Communications	August 2, 2004
First Banks	First Banks America	August 14, 2002
Samuel Heyman’s	International Specialty Products, Inc.	July 26, 2002
Liberty Mutual Insurance	Liberty Financial Cos.	June 6, 2001
Bacou SA	Bacou USA	May 30, 2004
Credit Suisse First Boston	CSFBdirect	March 26, 2001
Westfield America Trust	Westfield America	February 15, 2001
Enron Corp.	Azurix	October 27, 2000
Ford Motor	Hertz	September 21, 2000
Hartford Fin Svcs Group	Hartford Life (ITT Hartford)	March 27, 2000
Security Capital Group	Homestead Village	March 23, 2000
BP Amoco	Vastar Resources	March 17, 2000
Thermo Instrument Systems	Thermo BioAnalysis	January 31, 2000
Thermo Instrument Systems	ThermoQuest Corp.	January 31, 2000
Thermo Instrument Systems	Thermo Optek Corp.	January 31, 2000
      No selected comparable company or transaction is identical to the Company or the Amended Offer. Accordingly, an analysis of the selected transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and the selected transactions and other factors that may have affected the selected transactions and/or affect the Amended Offer.
      For each precedent transaction, Merrill Lynch and Blackstone analyzed, as of the announcement date of each precedent transaction, the premiums to the stock price one day prior to the announcement of each precedent transaction. While in the universe of precedent transactions the range of price premiums to the one day price was from 0.9% to 140.0% (with a median of 28.7%), the premiums paid analysis demonstrated that at the 25th percentile of premiums paid over the closing price of the target stock one day prior to the announcement of the relevant offer implied a price of $75.24 per share based on the closing price of the shares of the Company’s common stock one day prior to the announcement of the Initial Offer. On the same basis, the 75th percentile of premiums paid implied a price of $94.48 per share. The Amended Offer price of $85.50 per share is between (and is in the upper half of the range of) the prices implied by the 25th and 75th percentiles of premiums paid. In addition, the Amended Offer price represents an approximately 33.1% implied premium to the one day price, which is greater than the median of implied premiums of 28.7% to the one day price in the precedent transactions, and a 16.4% increase over the premium implied by the Initial Offer price, which is greater than the 9.8% increase in the median of implied premiums between the initial and final offer prices in the precedent transactions.

      Discounted cash flow analysis. Merrill Lynch and Blackstone performed a discounted cash flow analysis of the Company based on two sets of financial projections, each assuming a different strategic scenario, presented by the Company to the Special Committee.
Without Acquisitions
      In the first scenario, described as “Without Acquisitions,” the Company presented financial projections to the Special Committee based on the state of the current business and assuming that growth would primarily occur organically. Selected financial results from this case are shown in the table below.

	Projected Results for the Year Ending
	December 31st,

	2006	2007	2008	2009	2010

	($ in millions)
Operating Income	$663	$682	$746	$741	$747
Capital Expenditures	$715	$538	$482	$485	$343
      The Without Acquisitions scenario excluded the possibility of any material acquisitions by the Company.
      Operating income in this case was based on management’s presentation to the Special Committee of an outlook for 2006 and estimates based on internally developed and externally procured strategy documents and models for 2007 through 2010.
      Capital expenditures based on historical maintenance and growth capital expenditure trends, as well as incremental capital expenditures for identified potential growth projects such as the Big Joppa cement plant.
      The projections presented to the Special Committee by management do not take into account any of the following factors, each of which, among other factors, could impact results materially in the future:

•	An economic recession;

•	A significant deterioration in Gypsum pricing; or

•	Increased imports of cement from other countries (e.g., China).
With Acquisitions
      In the “With Acquisitions” scenario, the Company presented projections to the Special Committee that reflected the addition to the Without Acquisition projections of a material acquisition at year-end 2006, followed by subsequent acquisitions as the Company’s credit profile allowed. Selected financial results from this case are shown in the table below.

	Projected Results for the Year Ending
	December 31st,

	2006	2007	2008	2009	2010

	($ in millions)
Operating Income	$663	$840	$910	$934	$1,000
Capital Expenditures and Acquisitions	$2,415	$648	$592	$955	$753
      Discounted cash flow analyses are analyses of the present value of the projected unlevered free cash flows for the periods specified using the discount rates indicated. Unlevered free cash flows are cash flows that accrue to the enterprise prior to debt service. Merrill Lynch and Blackstone calculated the discounted cash flow values for the Company as the sum of the present values of:

•	the estimated future free cash flows that the Company would generate for the fiscal year ending 2006 through the fiscal year ending 2010; and

•	the terminal value of the Company at the end of that period.
      In their analysis, Merrill Lynch and Blackstone used the free cash flows for the Company contained in the projections presented to the Special Committee by management for the years 2006 through 2010. Merrill

Lynch and Blackstone calculated implied prices per share using selected terminal values and discounting the terminal values and projected cash flows for the remainder of 2006 through 2010 to present value. In arriving at the adjusted EBITDA for the terminal value, Merrill Lynch and Blackstone adjusted the 2010 EBITDA (“Adjusted 2010 EBITDA”) to take the following factors into account:

•	a reduction to pre-tax terminal year earnings by $37 million to account for the assumed expiration of the Company’s contract to manage Blue Circle North America; and

•	an increase in pre-tax terminal year earnings by $61 million to account for the value of certain capital expenditure projects undertaken by the Company between 2006 and 2010, the earnings of which would begin to occur after 2010
      For the terminal value analyses, Merrill Lynch and Blackstone used multiples ranging from 8.0x to 9.0x Adjusted 2010 EBITDA and discount rates ranging from 9.0% to 10.0%. Merrill Lynch and Blackstone also calculated a range of implied perpetuity growth rates that would generate the same net present value as the selected terminal multiples. The following table presents the results of this analysis:

	Without Acquisitions	With Acquisitions

Illustrative Per Share Value Indications	$72.86 - $84.45	$74.43 - $89.90
Implied Perpetuity Growth Rate	3.7% - 4.0%	3.5% - 3.9%
      The Amended Offer price of $85.50 per share is above the share value range in the Without Acquisitions scenario and at the high end of the share value range of the With Acquisitions scenario.
      While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results.
      Miscellaneous. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Merrill Lynch’s and Blackstone’s respective opinions. In arriving at each of their fairness determinations, Merrill Lynch and Blackstone considered the results of all of their analyses and did not attribute any particular weight to any factor or analysis. Rather, Merrill Lynch and Blackstone made their determination as to fairness on the basis of their respective experience and professional judgments after considering the results of all of the analyses they conducted. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.
      Merrill Lynch and Blackstone prepared these analyses for purposes of Merrill Lynch and Blackstone providing their opinions dated as of April 23, 2006 to the Special Committee. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Merrill Lynch, Blackstone or any other person assumes responsibility if future results are materially different from those forecast.
      As described above, the opinions of Merrill Lynch and Blackstone to the Special Committee were one of many factors taken into consideration by the Special Committee in making its determination to recommend the transaction contemplated herein. The foregoing summary does not purport to be a complete description of the analyses performed by either Merrill Lynch or Blackstone in connection with the fairness opinions and is qualified in its entirety by reference to their written opinions in Annex C and Annex D, respectively.
      The Special Committee selected Merrill Lynch and Blackstone as its financial advisors in connection with the Amended Offer because Merrill Lynch and Blackstone are internationally-recognized investment banking firms with substantial experience in similar transactions. Merrill Lynch and Blackstone are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic alliances, competitive bids and private placements. Since June 2001, Merrill Lynch has acted as the financial advisor to predecessor special committees of the Company’s Board of Directors that had evaluated possible related party transactions between the Company and Lafarge S.A., and has received, and may in the future continue to receive, fees for the rendering of such services. Prior to its engagement, Blackstone had not provided any advisory services to the Company, Lafarge S.A. or any of their respective affiliates in connection with any strategic transaction and had not managed any financing transactions for either the Company or Lafarge S.A. or their respective affiliates. Merrill Lynch and Blackstone are entitled to receive fees as described in “Item 5. Persons/ Assets Retained, Employed, Compensated or Used” in the Statement.
Intent to Tender
      To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender any shares of common stock held of record or beneficially owned by such person pursuant to the Amended Offer. See also Amendment No. 2 to Schedule 13D filed by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum with the SEC on April 28, 2006. The Offer to Purchase states that Lafarge S.A. and Efalar believe that Messrs. Bertrand P. Collomb, Bruno Lafont, Bernard L. Kasriel and Michel Rose, who are affiliates of Lafarge S.A. and members of the Company’s Board of Directors, will tender their shares of common stock in the Amended Offer. Except for the recommendation of the Special Committee, on behalf of the Company, disclosed herein, to the knowledge of the Company after making reasonable inquiry, no executive officer, director or affiliate of the Company has made any recommendation in support of or opposed to the Amended Offer.

ITEM 5.	Persons/ Assets, Retained, Employed, Compensated or Used.
      Merrill Lynch is acting as the Special Committee’s lead financial advisor in connection with the Initial Offer and the Amended Offer. Pursuant to the terms of their engagement, the Company will pay Merrill Lynch a fee for its financial advisory services consisting of the following:

•	a transaction fee of $4,500,000 to be paid by the Company if Lafarge S.A. consummates any acquisition of a majority of the shares of the Company not beneficially owned by Lafarge S.A. or its affiliates, if the acquisition occurs within the period Merrill Lynch is retained by the Special Committee or within fifteen months thereafter;

•	a one-time opinion fee of $500,000 when Merrill Lynch rendered to the Special Committee an opinion with regard to the inadequacy or fairness, from a financial point of view, of the consideration to be received pursuant to the Amended Offer, which in the case of an inadequacy opinion would have been credited in its entirety against the “go away” fee below, and in any event will be credited against the incentive fee below;

•	an incentive fee equal to $1 million for each $1.00 per share of the offer price payable in the Amended Offer in excess of $80 per share, pro rata for amounts less than $1.00; and

•	a “go away” fee of $3,000,000 payable if Lafarge S.A. withdraws its Offer or if the Offer is terminated or expires, which will be credited against any transaction fee payable within two years.
      Blackstone has been engaged by the Special Committee as an additional financial advisor in connection with the Offer and, if requested by the Special Committee, to provide one or more opinions with regard to the inadequacy or fairness, from a financial point of view, of the consideration to be received pursuant to the Offer in addition to any such opinions that may be requested by the Special Committee to be delivered by Merrill Lynch. Pursuant to the terms of their engagement, the Company will pay a fee of $500,000 for Blackstone’s financial advisory services payable regardless of whether a transaction is consummated.

      In addition, the Company has agreed to reimburse both Merrill Lynch and Blackstone for their reasonable expenses, including travel costs, document production and fees of outside legal counsel and other professional advisors engaged with the Special Committee’s consent. The Company also has agreed to indemnify Merrill Lynch and Blackstone, their respective affiliates, and their respective directors, officers, employees, agents and controlling persons against certain liabilities and expenses.
      In the ordinary course of its business, Merrill Lynch, Blackstone and their respective affiliates may at any time trade or otherwise effect transactions, for their own accounts or the accounts of customers, of equity or debt securities or other financial instruments (or related derivative instruments) of the Company, Lafarge S.A. or any other company that may be involved in the Offer and may at any time hold long and short positions in such securities or instruments. Since June 2001, Merrill Lynch has acted as the financial advisor to predecessor special committees of the Company’s Board of Directors that had evaluated possible related party transactions between the Company and Lafarge S.A., and has received, and may in the future continue to receive, fees for the rendering of such services. Prior to its engagement, Blackstone had not provided any advisory services to the Company, Lafarge S.A. or any of their respective affiliates in connection with any strategic transaction and had not managed any financing transactions for either the Company or Lafarge S.A. or their respective affiliates.
      MacKenzie is assisting the Special Committee with respect to stockholder matters relating to the Offer. The Company must pay MacKenzie a retainer fee of $25,000 that will be applied toward a final fee to be mutually agreed upon based upon the scope of their assignment, and will reimburse MacKenzie for the reasonable out-of-pocket expenses incurred in connection therewith.
      Certain officers and employees of the Company have rendered and may continue to render services in connection with the Offer but they will not receive any additional compensation for such services.
      In light of the mandate of the Special Committee with respect to Lafarge S.A.’s tender offer and the retention of the various financial, legal and other advisors to assist the Special Committee, a majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the transaction.
      Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Amended Offer. The Company has not authorized anyone to give information or make any representation about the Amended Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, the Company’s stockholders should not rely on any other information.
Fees and Expenses
      The following is an estimate of the fees and expenses incurred and estimated to be incurred by the Company in connection with the Amended Offer:

Financial Advisors’ Fees and Expenses	$11,000,000
Legal and Other Advisory Fees and Expenses	5,810,000
Printing and Miscellaneous Fees and Expenses	615,000

Total	$17,425,000

ITEM 6.	Interests in Securities of the Subject Company.
      To the knowledge of the Company, the following are the only transactions in the shares of the Company’s common stock during the period from 60 days prior to the date of the initial Statement until the date of this Statement by the Company or its executive officers, directors, affiliates or subsidiaries:
      At regularly scheduled meetings of the Board of Directors and the Management Development and Compensation Committee, both of which occurred prior to the outside directors knowing about the proposed tender offer by Lafarge S.A., the Company granted to key employees and non-employee directors as of January 30, 2006 options to acquire 1,105,000 shares of common stock at an exercise price of $64.00 per share. Grants to key employees were made by the Management Development and Compensation Committee, while grants to non-employee directors were made by the Board of Directors.
      The options granted above include the following, which also sets forth awards of restricted stock made to key employees on the same date. In addition, several other key employees were awarded shares of restricted stock on that date, with a total of 27,000 shares of restricted stock being awarded on January 30, 2006, as set forth in the table below:

		Restricted Stock
	Options Granted	Awards
	1/30/2006	1/30/2006

Directors
Marshall A. Cohen	1,000	—
Bertrand P. Collomb	1,000	—
Philippe P. Dauman	1,000	—
Bernard L. Kasriel	1,000	—
Bruno Lafont	1,000	—
Claudine B. Malone	1,000	—
Blythe J. McGarvie	1,000	—
James M. Micali	1,000	—
Robert W. Murdoch	1,000	—
Bertin F. Nadeau	1,000	—
John D. Redfern	1,000	—
Michel Rose	1,000	—
Lawrence M. Tanenbaum	1,000	—
Gerald H. Taylor	1,000	—

	14,000

Officers
Philippe R. Rollier	54,000	5,000
Dominique Calabrese	27,000	2,500
Thomas G. Farrell	27,000	2,500
Jean-Marc Lechêne	27,000	2,500
James J. Nealis III	27,000	2,500
Eric C. Olsen	27,000	2,500
James W. Bachmann	13,000	500
Todd W. Cunningham	12,000	500
Peter L. Keeley	13,000	500
Isaac Preston	18,500	1,000

	245,500	20,000

      On February 3, 2006, Marshall A. Cohen exercised an option to acquire 1,000 shares of the Company’s common stock at a price of $18.875 per share that was currently due to expire and sold 465 of the shares acquired at a price of $63.87 per share, prior to his knowledge of the proposed tender offer by Lafarge S.A.
      During the period beginning 60 days prior to the date of the initial Statement until the date of this Statement, the Company repurchased the following shares of the Company’s common stock:

			Average
		Number	Price
Trade Date	Settlement Date	of Shares	for the Day

January 17, 2006	January 20, 2006	5,000	57.9640
January 18, 2006	January 23, 2006	5,000	57.6586
January 19, 2006	January 24, 2006	5,000	58.7990
January 20, 2006	January 25, 2006	5,000	58.2764
January 23, 2006	January 26, 2006	5,000	59.0030
January 24, 2006	January 27, 2006	5,000	60.8610
January 25, 2006	January 30, 2006	5,000	61.8420
January 26, 2006	January 31, 2006	5,000	64.6800
January 27, 2006	February 1, 2006	5,000	64.0900
January 30, 2006	February 2, 2006	5,000	63.6534
January 31, 2006	February 3, 2006	5,000	62.3852
February 1, 2006	February 6, 2006	5,000	64.9800
February 2, 2006	February 7, 2006	5,000	63.7914
February 3, 2006	February 8, 2006	5,000	64.2802

		70,000	61.5903

      During the period beginning 60 days prior to March 2, 2006 through April 22, 2006, the Company has issued 1,091,866 shares of common stock upon the exercise of employee stock options for an aggregate price of $40,948,827.

ITEM 7.	Purposes of the Transaction and Plans or Proposals.
      Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Amended Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8.	Additional Information.
First Quarter Financial Results and Other Financial Information
      On April 25, 2006, the Company released its financial results for the quarter ended March 31, 2006 and held an analyst call with respect to the results on April 26, 2006. A copy of the press release and transcript of the analyst call are filed as exhibits to this Statement and are incorporated herein by reference. Other financial information of the Company as of and for the fiscal years ended December 31, 2004 and

December 31, 2005 are set forth in Item 6 and Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 1, 2006.
Certain Legal and Regulatory Matters
      Except for the SEC’s review, if any, of Lafarge S.A.’s Schedule TO and potential review of this Statement by the SEC, and except as disclosed by Lafarge S.A. in the Offer to Purchase under the heading “THE OFFER — Section 13. Certain Legal Matters; Regulatory Approvals,” the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Lafarge S.A.’s acquisition or ownership of the common stock of the Company.
Certain Maryland Statutes
      Under the MGCL, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s shares (an “Interested Stockholder”) or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its common stock. Because Lafarge S.A. or its affiliates held at least ten percent of the Company’s common stock on July 1, 1983, the date the “business combination” statute was first in effect, and the Company’s Board of Directors has not elected to be subject to the statute, the five-year prohibition and the super-majority vote requirements described above will not apply to any business combination with Lafarge S.A.
      The MGCL also provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by employees who are also directors of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
      A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders, to be held within 50 days of the demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

      The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.
      The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company’s shares of stock.
Short-form Merger
      Under the MGCL, if Efalar acquires, pursuant to the Amended Offer or otherwise, outstanding shares entitled to cast at least 90% of all the votes entitled to be cast on the Merger, Efalar will be able to effect the Merger after completion of the Amended Offer and after providing 30 days’ prior written notice of the Merger (which Lafarge S.A. has stated it has already provided with its Offer to Purchase on or about February 21, 2006), without the vote of the Company’s stockholders, but the MGCL requires the Board of Directors of the Company to approve the Merger. If Efalar does not acquire outstanding shares entitled to cast at least 90% of all the votes entitled to be cast on the Merger and a vote of the Company’s stockholders is required under Maryland law, a longer period of time will be required to effect the Merger.
Appraisal Rights
      Under the MGCL, the Company’s stockholders do not have appraisal rights in connection with the Amended Offer and will not have appraisal rights in connection with the Merger provided that the stock remains listed on a national securities exchange until at least the date that notice of the Merger (which Lafarge S.A. has stated it has already provided with its Offer to Purchase on or about February 21, 2006) is given to the Company’s minority stockholders in accordance with the MGCL.
Provisions for Unaffiliated Security Holders
      The Company has made no provision in connection with the Amended Offer to grant any unaffiliated securities holder access to its corporate files or to obtain counsel or appraisal services at the expense of the Company.
Litigation
      On February 6, 2006, Lafarge S.A. announced its intention to commence the proposed tender offer. Thereafter, the following purported stockholder class actions were filed against the Company, Lafarge S.A., and members of the Company’s Board of Directors concerning the proposed tender offer:

•	Samuel Mayer v. Lafarge North America Inc., et al., No. 24-C-06-001495 (In the Circuit Court for Baltimore City, Maryland)

•	David Jasinover v. Lafarge North America Inc., et al., No. 24-C-06-001584 (In the Circuit Court for Baltimore City, Maryland)

•	Harold B. Obstfeld v. Philippe R. Rollier, et al., No. 24-C-06-001604 (In the Circuit Court for Baltimore City, Maryland)

•	Kenneth Amron v. Lafarge North America Inc., et al., No. 24-C-06-001624 (In the Circuit Court for Baltimore City, Maryland)

•	City of Philadelphia Board of Pensions and Retirement v. Lafarge North America Inc., et al., No. 24-C-06-001714 (In the Circuit Court for Baltimore City, Maryland)

•	Local 66 Trust Funds v. Lafarge North America Inc., et al., No. 24-C-06-001840 (In the Circuit Court for Baltimore City, Maryland)

•	Dennis Rice v. Lafarge North America, Inc. et al., No. 268974-V (In the Circuit Court for Montgomery County, Maryland)

•	Alan Kahn v. Lafarge North America Inc., et al., No. 269216-V (In the Circuit Court for Montgomery County, Maryland)

•	Leocadia Prawdzik v. Marshall Cohen, et al., No. 24-C-06-1951 (In the Circuit Court for Baltimore City, Maryland)

•	Frank Janesch v. Marshall Cohen, et al., No. 24-C-06-002292 (In the Circuit Court for Baltimore City, Maryland)

•	Sheldon and Esther Schwartz v. Lafarge North America Inc., et al., No. 24-C-06-002305 (In the Circuit Court for Baltimore City, Maryland)
      The complaints initiating the lawsuits generally allege, among other things, that the defendants have breached duties owed to stockholders in connection with the proposed tender offer, that the proposed offer is inadequate and unfair to the stockholders, and that a majority of the defendants have conflicts of interest and lack independence. Each of the complaints requests certification as a class action or a declaration that the action be declared a proper class action. The complaints request that the consummation of the proposed tender offer be enjoined and that fees and expenses be awarded. Furthermore, the complaints generally seek an award of damages, or the imposition of a constructive trust, if the proposed tender offer is consummated.
      Beginning on February 16, 2006, several plaintiffs, in both the Montgomery County and Baltimore City actions, filed the first of several separate motions for expedited discovery. Certain Baltimore City plaintiffs also moved to enjoin defendants “from proceeding with the proposed sale of Lafarge North America Inc. to Lafarge S.A.” On February 17, 2006, certain Baltimore City plaintiffs moved to consolidate the actions filed there. On February 22, 2006, the Montgomery County Court denied without prejudice a motion for expedited discovery filed by plaintiffs Rice and Kahn and entered an order that, among other things, consolidated the Montgomery County actions. On February 22, 2006, defendants the Company, Rollier, Malone, and Murdoch (the “LNA Defendants”) moved to transfer the Baltimore City actions to Montgomery County. On February 24, 2006, certain plaintiffs in the Baltimore City actions requested a hearing on the LNA Defendants’ motion to transfer. On February 28, 2006, the Montgomery County plaintiffs filed their first Amended Class Action Complaint. Also, on February 28, 2006, plaintiff Jasinover, joined by plaintiffs Rice and Kahn, moved to transfer the Jasinover action from Baltimore City to Montgomery County and to consolidate the Jasinover action with the Rice and Kahn actions pending there. On March 1, 2006, the LNA Defendants filed a consent to transfer and consolidate the Jasinover action to Montgomery County. Also, on March 1, 2006, the LNA Defendants filed a response not objecting to the February 24, 2006 request by certain Baltimore City plaintiffs for a hearing on the LNA Defendants’ motion to transfer.
      On March 2, 2006, the Montgomery County plaintiffs filed subpoenas and notices of deposition duces tecum directed to Merrill Lynch, a financial advisor to the Special Committee, and J.P. Morgan Securities, Inc., a financial advisor to Lafarge S.A. On March 3, 2006, defendants Lafarge S.A., Collomb, Kasriel, Lafont and Rose filed a motion to dismiss plaintiffs Rice and Kahn’s amended complaint for ineffective service of process and lack of personal jurisdiction. On March 3, 2006, plaintiff Mayer filed a notice of voluntary dismissal without prejudice as to his complaint.
      On March 8, 2006, plaintiffs in the City of Philadelphia Board of Pensions and Retirement, Local 66 Trust Funds and Amron actions filed an amended complaint which names Efalar as a defendant and makes additional allegations concerning developments with respect to the Offer since the underlying complaints were filed. On March 10, 2006, certain of the plaintiffs in the Baltimore City actions notified the court that they consented to the transfer of their cases to Montgomery County. During this period, plaintiffs in these actions and other actions filed against the Company with respect to the Offer continued to file procedural and discovery motions which the Company responded to, if necessary, in due course.
      On March 28, 2006, plaintiffs Rice, Kahn, City of Philadelphia Board of Pensions & Retirement, Local 66 Trust Funds and Amron filed a consolidated class action complaint. In this action, in addition to prior allegations, plaintiffs claimed that the defendants omitted material information in breach of their fiduciary duties and sought to cause defendants Lafarge S.A. and Efalar to issue a supplemental Offer to Purchase and the Company and other individually named defendants to issue a supplemental Schedule 14D-9/A. On

March 29, 2006, plaintiffs moved for a temporary restraining order and/or preliminary injunction seeking to enjoin the existing tender offer. On March 31, 2006, the Court in Montgomery County denied plaintiffs’ motion for a temporary restraining order and declined to hear the motion for a preliminary injunction. On March 31, 2006, the Court in Montgomery County consolidated all of the Maryland actions with the exception of the action brought by the Schwartz plaintiffs.
      On April 12, 2006, plaintiffs Rice, Kahn, City of Philadelphia Board of Pensions & Retirement, Local 66 Trust Funds and Amron filed a second consolidated class action complaint, which was subsequently amended by interlineation on April 13, 2006. In this action, in addition to prior allegations, plaintiffs renewed their claim that defendants omitted material information in breach of their fiduciary duties and seek to cause defendants Lafarge S.A. and Efalar to issue a second supplemental Offer to Purchase and the Company and other individually named defendants to issue a supplemental Schedule 14D-9/A. Plaintiffs also make additional allegations concerning the independence of certain members of the Special Committee. On April 14, 2006, the LNA Defendants filed a motion to dismiss the second consolidated class action complaint. On April 14, 2006, the LNA Defendants also filed a motion to stay discovery until the court resolves the LNA Defendants’ motion to dismiss and a majority of the minority shareholders decide to tender their shares in response to the tender offer. On April 18, 2006, plaintiffs filed motions to compel discovery from J.P. Morgan Securities, Inc. and Merrill Lynch. On April 21, 2006, plaintiffs Rice, Kahn, City of Philadelphia Board of Pensions & Retirement, Local 66 Trust Funds and Amron filed a motion to compel discovery from defendants and a renewed motion for a preliminary injunction seeking to enjoin the tender offer. On April 23, 2006, plaintiffs in the Montgomery County consolidated class action, Lafarge S.A., Efalar, Collomb, Kasriel, Lafont, Rose, the LNA Defendants and the members of the Special Committee reached an agreement in principle to settle the pending litigations in Montgomery County. In the agreement in principle, the defendants, including the LNA Defendants and the Special Committee, do not concede any breach of duty or liability in connection with the pending litigations. On May 2, 2006, that agreement in principle was amended to include a preliminary settlement of the Schwartz litigation. The agreement in principle is subject to confirmatory discovery and court approval.
      In addition to these class action lawsuits, on February 21, 2006, a stockholder derivative action was filed in the Circuit Court for Fairfax County, Virginia captioned as Alaska Electrical Pension Fund v. Lafarge S.A. et al., No. CL 2006-2118. This action alleges, among other things, that the directors of the Company and Lafarge S.A. have breached duties owed to the Company in connection with the proposed tender offer, that defendants have failed to prudently supervise, manage and control the Company’s operations, that defendants were unjustly enriched, and that they aided and abetted their co-defendants’ violations of the applicable laws. The complaint further requests that the consummation of the Offer be enjoined and that fees and expenses be awarded. Furthermore, the complaint seeks an award of damages, or the imposition of a constructive trust if the Offer is consummated. On April 10, 2006, plaintiff Alaska Electrical Pension Fund moved the court to appoint a receiver or special commissioner in chancery to oversee the actions of the Special Committee in response to Lafarge S.A.’s tender offers. On April 26, 2006, the court scheduled a hearing for June 12, 2006 on the motion for appointment of a receiver or special commissioner in chancery. Also on April 26, 2006, the court scheduled a hearing for May 5, 2006 on plaintiffs’ motion for expedited discovery. Defendants have not yet responded to the complaint. The Company believes this lawsuit is without merit and intends to vigorously defend against it.
      The Company has engaged counsel to represent the members of the Special Committee with respect to these claims. The Company has also engaged separate counsel for the Company and the other directors of the Board of Directors with respect to the claims.
Certain Forward-Looking Statements
      This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the U.S. and Canada; Canadian currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. and Canada. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.
      The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.	Exhibits.

Exhibit No.		Description

(a	)(1)	Letter dated March 6, 2006 to holders of common stock of Lafarge North America Inc.
(a	)(2)	Press Release dated February 6, 2006 titled Lafarge North America Confirms Receipt of Proposal from Lafarge S.A. (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9 filed February 6, 2006).
(a	)(3)	Press Release dated February 8, 2006 titled Lafarge North America Board of Directors Establishes Special Committee to Review Lafarge S.A. Offer (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 8, 2006).
(a	)(4)	Slide Presentation titled Lafarge S.A. Tender Offer, Presentation to LNA Employees February 10, 2006 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 10, 2006).
(a	)(5)	Press Release titled Special Committee of Lafarge North America Board Appoints Advisors to Assist in Review of Lafarge S.A. Tender Offer (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 14, 2006).
(a	)(6)	Questions and Answers Distributed to Lafarge North America employees concerning the proposed tender offer by Lafarge S.A. (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 15, 2006).
(a	)(7)	Press Release titled Special Committee of Lafarge North America Board of Directors Considering Tender Offer Commenced by Lafarge S.A. (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed February 22, 2006).
(a	)(8)	Press Release dated March 6, 2006 titled Special Committee of the Board of Directors of Lafarge North America Defers Making Recommendation on Lafarge S.A. Tender Offer; Tender Offer Period to be Extended by Two Weeks.
(a	)(9)	Complaint titled David Jasinover vs. Lafarge North America Inc., Lafarge S.A., Bertrand P. Collomb, Bernard L. Kasriel, Philippe R. Rollier, Marshall A. Cohen, Philippe P. Dauman, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Michel Rose and Lawrence M. Tanenbaum filed on February 6, 2006 in the Circuit Court for Baltimore City, Maryland.
(a	)(10)	Complaint titled Harold B. Obstfeld vs. Philippe R. Rollier, Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Robert W. Murdoch, Michel Rose, John D. Redfern, Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum, Gerald H. Taylor, Lafarge S.A. and Lafarge North America Inc. filed on February 8, 2006 in the Circuit Court for Baltimore City, Maryland.

Exhibit No.		Description

(a	)(11)	Complaint titled Kenneth Amron vs. Lafarge North America Inc., Lafarge S.A., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose and Lawrence M. Tanenbaum filed on February 8, 2006 in the Circuit Court for Baltimore City, Maryland.
(a	)(12)	Complaint titled City of Philadelphia Board of Pensions and Retirement vs. Lafarge North America Inc., Lafarge S.A., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose and Lawrence M. Tanenbaum filed on February 10, 2006 in the Circuit Court for Baltimore City, Maryland.
(a	)(13)	Complaint titled Samuel Mayer vs. Lafarge North America Inc., Lafarge S.A., Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Marshall A. Cohen, Robert W. Murdoch, John D. Redfern, Philippe R. Rollier, Michel Rose, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum and Gerald H. Taylor filed on February 6, 2006 in the Circuit Court for Baltimore City, Maryland.
(a	)(14)	Complaint titled Dennis Rice vs. Lafarge North America Inc., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose, Lawrence M. Tanenbaum, Gerald H. Taylor and Lafarge S.A. filed on February 7, 2006 in the Circuit Court for Montgomery County, Maryland.
(a	)(15)	Complaint titled Local 66 Trust Funds vs. Lafarge North America Inc., Lafarge S.A., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose and Lawrence M. Tanenbaum filed on February 15, 2006 in the Circuit Court for Baltimore City, Maryland.
(a	)(16)	Complaint titled Alan Kahn vs. Lafarge North America Inc., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose, Lawrence M. Tanenbaum, Gerald H. Taylor and Lafarge S.A. filed on February 14, 2006 in the Circuit Court for Montgomery County, Maryland.
(a	)(17)	Complaint titled Leocadia Prawdzik vs. Marshall Cohen, Bertrand P. Collomb, Philippe Lafont, Claudine B. Malone, Blythe J. McGarvie, Bertin F. Nadeau, Robert W. Murdoch, James M. Micali, Michel Rose, Philippe R. Rollier, Lawrence M. Tanenbaum, Gerald Taylor, Lafarge S.A. and Lafarge North America Inc. filed on February 17 in the Circuit Court for Baltimore City, Maryland.
(a	)(18)	Complaint titled Alaska Electrical Pension Fund v. Lafarge S.A., Bertrand P. Collomb, Marshall A. Cohen, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose, Lawrence M. Tanenbaum and Gerald H. Taylor, and Lafarge North America Inc., No. CL 2006-2118 filed on February 21, 2006 in the Circuit Court for Fairfax County, Virginia.
(a	)(19)	Complaint titled Frank Janesch vs. Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, Bertin F. Nadeau, Robert W. Murdoch, James M. Micali, Michel Rose, Philippe R. Rollier, Lawrence M. Tanenbaum, Gerald Taylor, Lafarge S.A., and Lafarge North America Inc., filed March 2, 2006 in the Circuit Court for Baltimore City, Maryland.
(a	)(20)	Complaint titled Sheldon and Esther Schwartz vs. Lafarge North America Inc., Lafarge S.A., Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Marshall A. Cohen, Robert W. Murdoch, John D. Redfern, Philippe R. Rollier, Michel Rose, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum, and Gerald H. Taylor, filed March 3, 2006 in the Circuit Court for Baltimore City, Maryland.

Exhibit No.		Description

(a	)(21)	First Amended Complaint titled Dennis Rice and Alan Kahn vs. Lafarge North America Inc., et al. and Efalar Inc. filed on February 27, 2006 in the Circuit Court for Montgomery County, Maryland.
(a	)(22)	First Amended Complaint titled City of Philadelphia Board of Pensions and Retirement, Local 66 Trust Funds and Kenneth Amron vs. Lafarge North America Inc., et al. and Efalar Inc. filed on March 8, 2006 in the Circuit Court for Baltimore City, Maryland.
(a	)(23)	Letter dated March 24, 2006 to holders of common stock of Lafarge North America Inc.
(a	)(24)	Press Release dated March 24, 2006 titled Special Committee of the Board of Directors of Lafarge North America Recommends Stockholders Reject Lafarge S.A. Tender Offer.
(a	)(25)	CEO’s Message to Employees of Lafarge North America on March 24, 2006.
(a	)(26)	Consolidated Class Action Complaint titled Rice, et al. v. Lafarge North America Inc., et al. filed on March 28, 2006 in the Circuit Court for Montgomery County, Maryland.
(a	)(27)	Press Release dated April 4, 2006 titled Special Committee of Lafarge North America to Review Amended Lafarge S.A. Tender Offer.
(a	)(28)	Letter dated May 3, 2006 to holders of common stock of Lafarge North America Inc. (included in the mailing to holders of common stock of Lafarge North America Inc.).*
(a	)(29)	Press Release dated May 3, 2006 titled Special Committee of the Board of Directors of Lafarge North America Recommends Amended Lafarge S.A. Tender Offer of $85.50 Per Share.*
(a	)(30)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of April 23, 2006 (attached hereto as Annex C).*
(a	)(31)	Opinion of The Blackstone Group L.P., dated as of April 23, 2006 (attached hereto as Annex D).*
(a	)(32)	Second Consolidated Class Action Complaint titled Rice, et al. v. Lafarge North America Inc., et al. filed on April 12, 2006 in the Circuit Court for Montgomery County, Maryland.*
(a	)(33)	Amendment by Interlineation to Second Consolidated Class Action Complaint titled Rice, et al. v. Lafarge North America Inc., et al. filed on April 13, 2006 in the Circuit Court for Montgomery County, Maryland.*
(a	)(34)	Memorandum of Understanding among the plaintiffs in the Rice Consolidated Class Action and Lafarge S.A., Efalar Inc., Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Michel Rose, Lafarge North America Inc., Philippe R. Rollier, Claudine B. Malone, and Robert W. Murdoch, Marshall A. Cohen, Philippe P. Dauman, Blythe J. McGarvie, James A. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence Tanenbaum, and Gerald H. Taylor.*
(a	)(35)	CEO’s Message to Employees of Lafarge North America on April 25, 2006.*
(a	)(36)	Press Release issued by Lafarge North America Inc. on April 25, 2006 titled Lafarge North America Reports Strong First Quarter Results (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lafarge North America, Inc. with the Securities and Exchange Commission on April 26, 2006).
(a	)(37)	Transcript of the analyst call held by Lafarge North America Inc. on April 26, 2006.*
(a	)(38)	Amended Memorandum of Understanding among the plaintiffs in the Rice Consolidated Class Action and the Schwartz Class Action and Lafarge S.A., Efalar Inc., Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Michel Rose, Lafarge North America Inc., Philippe R. Rollier, Claudine B. Malone, and Robert W. Murdoch, Marshall A. Cohen, Philippe P. Dauman, Blythe J. McGarvie, James A. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence Tanenbaum, and Gerald H. Taylor.*
(e	)(1)	1993 Stock Option Plan of the Company, as amended and restated February 7, 1995 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1997).
(e	)(2)	Optional Stock Dividend Plan of the Company dated September 1999 (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2000).

Exhibit No.		Description

(e	)(3)	Control Option Agreement dated as of November 1, 2003 between Lafarge North America Inc. and Lafarge S.A. (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2003).
(e	)(4)	Stock Purchase Agreement dated September 17, 1986 between the Company and Lafarge Coppee, S.A. (incorporated by reference to Exhibit B to the Company’s report on Form 10-Q for the quarter ended September 30, 1986).
(e	)(5)	Cost Sharing Agreement dated December 2, 1988 between Lafarge Coppee, LCI and the Company relating to expenses for research and development, strategic planning and human resources and communication techniques (incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1988).
(e	)(6)	Royalty Agreement dated December 2, 1988 between Lafarge Coppee, LCI and the Company relating to access to the reputation, logo and trademarks of Lafarge Coppee (incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1988).
(e	)(7)	Amendment dated January 1, 1993 to Royalty Agreement filed as Exhibit (e)(8) (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1992).
(e	)(8)	Reimbursement Agreement dated January 1, 1990 between Lafarge Coppee and the Company relating to expenses for Strategic Planning and Communication techniques (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1990).
(e	)(9)	Amendment dated September 13, 1991 to Cost Sharing Agreement filed as Exhibit (e)(10) (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1994).
(e	)(10)	1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Regulation No. 333-65897) of the Company, filed with the Securities and Exchange Commission on October 20, 1998).
(e	)(11)	Nonemployee Director Retirement Plan of the Company, as amended (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1998).
(e	)(12)	Non-Employee Directors’ Deferred Compensation Plan Cash or Phantom Stock Investment Options (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2000).
(e	)(13)	Amended and Restated Management Agreement effective as of January 1, 2006 by and among Lafarge North America Inc., Lafarge S.A. and Blue Circle North America (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated September 29, 2005 and filed with the Securities and Exchange Commission on October 3, 2005).
(e	)(14)	Supplemental Agreement Regarding Employees and Employee Benefits dated as of December 21, 2001 by and among Lafarge North America Inc., Lafarge S.A. and Blue Circle North America. (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2001).
(e	)(15)	Lafarge North America Inc. 2002 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 10-Q for the quarter ended March 31, 2002).
(e	)(16)	Warrant to Purchase Lafarge Corporation Common Stock issued to Kilmer Van Nostrand Co. Limited dated December 29, 2000 (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(e	)(17)	Share Purchase Agreement between Lafarge Canada, Inc., 3787532 Canada, Inc., and Kilmer Van Nostrand Co. Limited, dated July 24, 2000, and Amending Agreement thereto dated October 21, 2000 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum filed February 22, 2006).

Exhibit No.		Description

(e	)(18)	Unanimous Shareholders Agreement between Lafarge Canada Inc., Kilmer Van Nostrand Co. Limited and LCI-Warren Merger Inc., dated as of December 29, 2000 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum filed February 22, 2006).
(e	)(19)	Director Fee Deferral Plan of the Company (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (Registration No. 2-86589), filed with the Securities and Exchange Commission on September 16, 1983).
(e	)(20)	Lafarge North America Inc. Employee Stock Purchase Plan, as amended and restated June 1, 2005 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-124409) of the Company, filed with the Securities and Exchange Commission on April 28, 2005).
(e	)(21)	Amendment No. 1 dated June 1, 2005 to Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(e	)(22)	Lafarge North America Inc. Deferred Compensation/Phantom Stock Plan & Thrift Savings Restoration Plan Effective November 30, 2005 (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(e	)(23)	Lafarge North America Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-124407) of the Company, filed with the Securities and Exchange Commission on April 28, 2005).
(e	)(24)	Supplemental Executive Retirement Plan of Lafarge Canada Inc. as amended and restated as of October 31, 2001 (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(e	)(25)	Lafarge North America Inc. Supplemental Executive Retirement Plan as of January 1, 2002 (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(e	)(26)	Lafarge Corporation Supplemental Executive Retirement Plan Trust dated December 30, 1996 (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2005).
(e	)(27)	Agreement dated March 16, 2006, between Lafarge North America Inc., Kilmer Van Nostrand Co. Limited and Kilmer LCW Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 17, 2006).
(e	)(28)	Form of Indemnification Agreement between Lafarge North America Inc. and each of its directors and certain executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 23, 2006).

*	Filed herewith.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.

By:	/s/ Eric C. Olsen

Name: Eric C. Olsen

Title:	Executive Vice President and

Chief Financial Officer
Dated: May 3, 2006

ANNEX A
Benefit Plans
U.S. Retirement Plans
      Information regarding the Company’s U.S. Retirement Plans is described in the Annual Proxy Statement of the Company filed on Schedule 14A with the SEC on March 15, 2005 (the “2005 Proxy Statement”) under the heading “U.S. Retirement Plans” and is filed as an exhibit to this Statement and is incorporated by reference herein.
      The Company’s trusteed noncontributory defined benefit pension plan for U.S. employees, titled the Lafarge North America Inc. Retirement Plan (the “LNARP”), includes a special early retirement provision that provides an unreduced retirement benefit and a social security bridge (until age 62) for eligible participants whose employment terminates in connection with the disposition or closing of a facility or restructuring of the Company’s operations. Generally, for this benefit, participants must be at least age 50, have five or more years of credited service under the plan and their age plus credited service must equal at least 65. In connection with the establishment of the U.S. SERP Trust (as defined below), the Company’s Board of Directors adopted a resolution requiring the Company, in the event of a change of control as defined in the U.S. SERP Trust, to make contributions to the LNARP to the maximum extent allowable as a current deduction for federal income tax purposes.
      The trust (the “U.S. SERP Trust”) established by the Company to fund supplemental executive retirement benefits in the U.S. (the “U.S. SERP”) requires the Company to make an irrevocable contribution in an amount sufficient to pay benefits under the U.S. executive retirement benefit plan upon a change of control. Under such trust, “change of control” means any one of the following: (1) “Continuing Directors” (defined below) no longer constitute at least two-thirds of the directors constituting the Board; (2) except for Lafarge S.A. and its subsidiaries, any person or group of persons (as defined in Rule 13d-5 under the Exchange Act), together with its or their respective affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended), becomes the beneficial owner, directly or indirectly, of 20% or more of the Company’s then outstanding common stock or 20% or more of the voting power of the Company’s then outstanding securities entitled generally to vote for the election of directors in a transaction opposed by at least a majority of the Continuing Directors in office immediately prior to consummation of such acquisition; (3) the occurrence or the approval by the Company’s stockholders of the merger or consolidation with any other corporation, the sale of all or substantially all of the assets of the Company or the liquidation or dissolution of the Company unless, in the case of a merger or consolidation, the Continuing Directors in office immediately prior to the merger or consolidation will constitute at least two-thirds of the directors constituting the board of directors of the surviving corporation of the merger or consolidation and any parent (as defined in Rule 12b-2 under the Exchange Act) of that corporation; (4) at least a majority of the Continuing Directors in office immediately prior to the occurrence of any of the events described in paragraphs (1), (2) or (3) above, determines that any such event, if it occurs, would constitute, a change of control of the Company; or (5) at least a majority of the Continuing Directors in office immediately prior to any other action taken or proposed to be taken by the Company’s stockholders or by the Board of Directors, determines that such action constitutes, or that such proposed action, if taken, would constitute a change of control of the Company. For the above, “Continuing Directors” generally means those persons who are either (i) directors on the effective date of the trust, (ii) directors designated as Continuing Directors by a majority of the Continuing Directors, (iii) directors elected by a majority of the Continuing Directors at a meeting of the Board, (iv) directors nominated by a majority of the Continuing Directors who are thereafter elected by the stockholders of the Company at a meeting, or (v) directors elected by consent of the stockholders of the Company if thereafter a majority of the Continuing Directors designate the director as a Continuing Director.
      Whether consummation of the Amended Offer and/or related transactions will trigger a change of control under the U.S. SERP Trust or the LNARP will depend upon actions taken by Lafarge S.A. and the Continuing Directors in connection with these transactions, none of which, to the Company’s knowledge, has been called for or has been determined.

      Each of the following executive officers are participants in the LNARP and the U.S. SERP with the following years of service under each plan: James W. Bachmann, Senior Vice President and Controller (four years), Todd W. Cunningham, Senior Vice President — Strategy & Development (four years), Thomas G. Farrell, Executive Vice President and President — Western Aggregates, Concrete & Asphalt (fifteen years), Peter L. Keeley, Senior Vice President — General Counsel and Secretary (one month), James J. Nealis, III, Executive Vice President — Human Resources (sixteen years), Eric C. Olsen, Executive Vice President and Chief Financial Officer (seven years), and Isaac Preston, Senior Vice President and President — Gypsum Division (nine years). Participants are only entitled to benefits under the LNARP and the U.S. SERP after five years of service credit.
      Effective November 30, 2005, the Company adopted the Lafarge North America Inc. Deferred Compensation/ Phantom Stock Plan & Thrift Savings Restoration Plan (the “Executive Deferred Compensation Plan”) through which designated executives may defer up to 50% of their annual base salary and 100% of their annual and long term incentive bonuses. A participant’s Company match under the thrift savings restoration part of the plan is deferred 100%. Participants may elect for amounts deferred to either earn interest at the average prime rate as published in the Wall Street Journal or be invested in non-voting performance units equal to the amount deferred divided by the fair value of the Company’s common stock on the date of deferral. Deferred amounts earning interest are tracked in Company accounts measured in dollars, while amounts measured in performance units are tracked in accounts measured in numbers of units. At a participant’s election, when dividends are paid on Company stock, dividend equivalents are credited to performance unit accounts either, at the participant’s election, in additional performance units or separate dollar based accounts. A participant may choose for distributions to be made either in a single lump or ten installment payments, beginning either twelve months after termination of employment or on a fixed date at least three (and not more than ten) years after the election is made. The plan contains change of control provisions relating to the appointment of an independent administrator, but which do not accelerate payment of amounts due under the plan.
      Philippe R. Rollier entered into individual deferred compensation agreements with the Company under which he elected to defer payment of a portion of his salary and bonus beginning in 2002. The deferred salary and bonus amounts have been credited to an account on the books of the Company. Each month, this account is credited with interest at the average prime rate, as published in the Wall Street Journal, for the preceding calendar month. The amount credited to Mr. Rollier’s account will become payable upon his termination of employment with the Company (other than transfer of employment to an affiliate). As of December 31, 2005, the amount credited to Mr. Rollier’s account was approximately $2,347,000.
Canadian Retirement Plans
      Information regarding the Company’s Canadian Retirement Plans is described in the 2005 Proxy Statement under the heading “Canadian Retirement Plans” and is filed as an exhibit to this Statement and is incorporated by reference herein.
      Lafarge Canada’s supplemental executive retirement plan (the “Canadian SERP”) requires the Company to establish a trust and to make an irrevocable contribution to the trust in an amount sufficient to pay benefits under the Canadian executive retirement benefit plan upon a change in control of Lafarge North America or Lafarge S.A. Under such plan, “change of control” means one of the following:

(1) Continuing Directors (as defined below) no longer constitute at least two-thirds of the Directors constituting the Board of Company;

(2) except for Lafarge, S.A. and its subsidiaries, any person or group of persons (as defined in Rule 13d-5 under the Exchange Act), together with its or their respective affiliates (as defined in Rule 405 under the Securities Act of 1933), becomes the beneficial owner, directly or indirectly, of 20% or more of Company’s then outstanding common stock or 20% or more of voting power of Company’s then outstanding securities entitled generally to vote for the election of directors in a transaction opposed by at least a majority of the Continuing Directors in office immediately prior to consummation of such acquisition;

(3) the occurrence or the approval by Company’s stockholders of the merger or consolidation with any other corporation, the sale of all or substantially all of the assets of Company or the liquidation or dissolution of Company unless, in the case of a merger or consolidation, the Continuing Directors in office immediately prior to such merger or consolidation will constitute at least two-thirds of the directors constituting the board of directors of the surviving corporation of such merger or consolidation and any parent (as defined in Rule 12b-2 under the Exchange Act) of such corporation;

(4) at least a majority of the Continuing Directors in office immediately prior to the occurrence of any of the events described in paragraphs (1), (2) or (3) above, determines that any such event, if it occurs, would constitute, a change of control of Company; or

(5) at least a majority of the Continuing Directors in office immediately prior to any other action taken or proposed to be taken by Company’s stockholders or by the Board of Company, determines that such action constitutes, or that such proposed action, if taken, would constitute a change of control of Company.
      For the above, “Continuing Directors” generally means those persons who are either (i) directors on the date hereof, (ii) directors designated as Continuing Directors by a majority of the Continuing Directors, (iii) directors elected by a majority of the Continuing Directors at a meeting of the Board, (iv) directors nominated by a majority of the Continuing Directors who are thereafter elected by the stockholders of Company at a meeting thereof, or (v) directors elected by consent of the stockholders of Company if, thereafter, a majority of the Continuing Directors designate such Director as a Continuing Director.
      Whether consummation of the Amended Offer and/or related transactions will trigger a change of control under the terms of the Canadian SERP will depend upon what actions are taken by Lafarge S.A. and the Continuing Directors in connection with these transactions, none of which, to the Company’s knowledge, has been called for or has been determined.
      Dominique Calabrese participates in and is credited with 27 years of service under the Canadian retirement plan and the Canadian executive retirement benefit plan at March 1, 2006.
      Philippe R. Rollier and Jean-Marc Lechêne, Executive Vice President and President — Cement, do not currently participate in the Company’s defined benefit pension plans for U.S. or Canadian employees or the Company’s supplemental executive retirement plans. Rather, they participate in retirement plans maintained by Lafarge S.A. and are credited under such plans for their service with the Company. Mr. Rollier has a deferred vested benefit under the Canadian pension plan which provides less than Cdn$2,000 per year.
Cash Incentives
      The Company has an annual bonus plan that provides for the payment of bonuses to executive officers and certain key employees, ranging from 62.5% to 100% of their base salary, contingent upon the achievement of certain financial targets and/or individual objectives. Under the plan, one-half of the total bonus opportunity for a participant is based upon the achievement of financially based Company performance objectives and one-half of the total bonus opportunity is based upon achievement of individual objectives.
      The Company has established a Long Term Cash Incentive Plan that is applicable to executive officers and key employees. This plan provides for payment of cash bonuses contingent upon the achievement of cumulative economic value added targets over a multi-year period. For all executive officers, this plan can pay an award each year with maximums of 40% or 50% of their base salary based on cumulative results of the previous multi-year cycle.
Equity Incentives
      The Lafarge North America Inc. Employee Stock Purchase Plan (the “U.S. ESPP”) provides participants with the opportunity to accumulate funds on an after-tax basis during each purchase period (currently six months) and use those funds to purchase the Company’s common stock on the last day of the purchase period for an amount equal to 85% of the fair value of the stock on that day.

      U.S. ESPP participants who own stock acquired under the U.S. ESPP may participate in the Amended Offer on the same terms as other stockholders. The U.S. ESPP provides that in the event of a liquidation or reorganization of the Company, including a merger, consolidation or sale of assets, the Board of Directors will make such adjustments, if any, as it deems appropriate in the number, purchase price and kind of shares and the terms and conditions of an offering, including closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants with the cash in the participants’ accounts. Under the terms of the U.S. ESPP, the Benefit Plan Design Committee of the Company, which has the authority to establish the terms and conditions of offerings under the U.S. ESPP, also would have the authority to modify the terms and conditions of an offering in connection with the Amended Offer, which modification may include, to the extent permitted under Section 423 of the Internal Revenue Code, closing an offering early and permitting purchase on the last business day of the reduced offering period. The Board of Directors may terminate the U.S. ESPP at any time.
      Lafarge Canada also maintains an Employee Stock Purchase Plan (the “Canadian ESPP”). Generally, the terms and conditions of the Canadian ESPP are comparable to the U.S. ESPP except that Lafarge Canada’s exchangeable preference shares are available for purchase pursuant to the Canadian ESPP. Participants in the Canadian ESPP who own stock acquired under the Canadian ESPP may participate in the EPS Offer on the same terms as other EPS holders. The Canadian ESPP provides that in the event of a liquidation or reorganization of Lafarge Canada or LNA, including a merger, consolidation or sale of assets, the Board of Directors of Lafarge Canada will make such adjustments, if any, as it deems appropriate in the number, purchase price and kind of shares that are subject to the Canadian ESPP. Under the terms of the Canadian ESPP, the Benefit Plan Design Committee of LNA has the authority to establish the terms and conditions of offerings and such committee would have authority to modify the terms and conditions of an offering in connection with the EPS Offer, which modification may include closing an offering early and permitting purchase on the last business day of the reduced offering period. The Board may terminate the Canadian ESPP at any time.
      The Company also uses long-term equity incentive awards to attract, motivate and retain executives of superior capability and more closely align the interests of management with those of stockholders. Outstanding long-term awards consist of non-qualified stock options granted under the Company’s 1993 and 1998 Stock Option Plans, and nonqualified stock options and restricted stock granted under the Company’s 2002 Stock Option Plan and 2005 Stock Incentive Plan.
      Generally, options granted to key employees under these plans vest in equal installments over a four-year period beginning on the date of grant. Options granted under the 1998 and 2002 plans to non-employee directors vest depending upon the director’s length of service at the time of grant. Options granted to directors who have served continuously for at least four years as of the date of grant are fully vested. Options granted to directors who have served continuously less than four years as of the date of grant vest 25% on such date for each year of the director’s prior continuous service through the date of grant and vest 25% on each subsequent anniversary of the director’s joining the Board. No portion of an option granted to a non-employee director will vest after the nonemployee director’s service on the Board has terminated for any reason. Grants of restricted stock to key employees are subject to such restrictions as the Management Development and Compensation Committee determines to be appropriate. However, under the 2002 Stock Option Plan, awards of restricted stock that are performance based must be restricted for at least one year from the date of grant, and awards of restricted stock that are not performance based must be restricted for at least three years from the date of grant.
      All outstanding options granted under the 1993 Stock Option Plan are fully vested. Under the 1998 Stock Option Plan and the 2002 Stock Option Plan, the Management Development and Compensation Committee, in its discretion, may accelerate the vesting of options granted to employees. However, such committee has no authority to alter the terms or conditions of options granted to non-employee directors. It is expected that the Board of Directors (or an appropriate committee thereof) will evaluate shortly what actions are appropriate to be taken with respect to any such unvested options.

      The 2005 Stock Incentive Plan provides for the grant of incentive and nonqualified stock options, stock appreciation rights, stock units, stock awards, bonus shares, dividend equivalents and other stock-based awards or cash bonus awards to key employees and non-employee directors. To date, only nonqualified stock options and restricted stock awards have been granted under the 2005 Stock Incentive Plan. With respect to awards granted to employees, the Management Development and Compensation Committee has authority to administer the plan. The Board Governance Committee has authority to administer the Plan with respect to non-employee directors, but only the Board of Directors has authority to issue awards to non-employee directors.
      Generally, the 2005 Stock Incentive Plan provides that upon a Change in Control, all outstanding options will be fully exercisable and restrictions on awards of restricted stock will lapse as of the date of the change in control or such other date established by the committee. In addition, the 2005 Stock Incentive Plan provides that in the event of a “Change in Control” the committee responsible for administering the plan has authority to require participants to surrender outstanding options in exchange for payment in cash, stock or a combination of cash and stock equal to the amount, if any, by which the fair market value of the shares of stock subject to the options exceeds the exercise price. Further, with respect to participants holding restricted stock awards, the committee may require awards to be settled subject to terms determined by the committee.
      The 2005 Stock Incentive Plan states that, a “Change in Control” will be deemed to have occurred if (1) at the end of any 12-month period, “Continuing Directors” no longer constitute a majority of the Board; the term “Continuing Director” means any individual who is a member of the Board on the date hereof or was nominated for election as a director by, or whose nomination as a director was approved by, the Board with the affirmative vote of a majority of the Continuing Directors; (2) any person or group of persons (as defined in Rule 13d-5 under the Exchange Act) together with such person’s or its affiliates, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership, directly or indirectly, of 35% or more of the voting power of the Company’s then outstanding securities entitled generally to vote for the election of the Company’s directors; (3) any person or group of persons (as defined in Rule 13d-5 under the Exchange Act) together with such person’s or its affiliates, becomes the owner, directly or indirectly, of 50% or more of the total fair market value or total voting power of the Company; provided that if one or more person acting as a group is considered to own more than 50% of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a Change in Control; or (4) any person or group of persons (as defined in Rule 13d-5 under the Exchange Act) together with such person’s or its affiliates, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets of the Company that have a “gross fair market value” equal to or more than 40% of the total “gross fair market value” of all of the assets of the Company immediately prior to such acquisition or acquisitions; the term “gross fair market value” means the value of the assets of the Company or the value of the assets disposed of, without regard to any liabilities associated with such assets all or substantially all of the assets of the Company or the liquidation or dissolution of the Company.
      With respect to the options issued under these plans, the Offer to Purchase states that Lafarge S.A. and Efalar expect that employee stock options, including unvested options, will become exercisable at the time of the Merger, and thus that employees holding such options will be able to receive the excess, if any, of the cash per share received by stockholders in the Merger over the exercise price of the options. Achieving this result will require action by the Company’s Board of Directors (or an appropriate committee thereof) under various option plans. Lafarge S.A. and Efalar have stated they will support such action by the Company’s Board of Directors.
Severance Policy
      The Company has not entered into individual employment or severance agreements with its executive officers. However, the Company does maintain a Severance Policy to provide benefits to salaried employees whose employment is terminated because of the permanent closing of a plant, terminal, administrative or sales office or a reduction in staff due to a restructuring or economic downsizing. The policy requires the Company’s Executive Vice President — Human Resources to determine whether a particular event gives rise to benefits under the policy. Benefits under the policy may include severance pay, benefit continuation and outplacement services. Generally, under the policy eligible executives may receive severance pay equal to six months base salary plus an additional twelve months of payments if still unemployed.
Summary Compensation Table
      The following table sets forth information with respect to the Chief Executive Officer and the other four executive officers of the Company who were the most highly compensated for the year ended December 31, 2005 and who were serving as executive officers at year end.

						Long-Term Compensation

						# of
	Annual Compensation					Securities
						Underlying	Restricted
				Other Annual		Stock	Stock	LTIP	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)		Options	Awards(2)	Payouts(3)	Compensation(4)

Philippe R. Rollier(5)	2005	$640,000	$442,880	$42,816	(6)	60,000	2,500	$88,000	$206,006
President and Chief	2004	550,000	486,250	44,510		60,000		90,338	58,470
Executive Officer	2003	510,000	340,043	120,081		40,000			57,938
Dominique Calabrese	2005	389,000	198,857	13,888	(7)	30,000	1,000	26,659	11,674
Executive Vice President	2004	363,000	233,990	20,922		30,000		36,881	8,784
and President Eastern Aggregates, Concrete & Asphalt	2003	329,000	166,803	139,552		20,000			26,164
Thomas G. Farrell	2005	407,000	224,338			30,000	1,000	27,893	10,809
Executive Vice President	2004	360,833	245,902			30,000		37,592	205,211
and President Western	2003	313,000	155,561			20,000			25,822
Aggregates, Concrete & Asphalt
Jean-Marc Lechêne	2005	426,000	199,368	163,539	(8)	30,000	1,000	34,364	13,044
Executive Vice President	2004	311,000	277,527	197,480		30,000		35,143
and President — Cement	2003	302,000	148,101	142,925		20,000			5,993
Eric C. Olsen	2005	392,000	209,171	101,979	(9)	30,000	1,000	16,987	11,818
Executive Vice President and Chief Financial Officer

(1)	Excludes perquisites and other benefits, unless the aggregate amount of such benefits exceeded the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for the named executive officer.

(2)	Shares of restricted stock awarded on February 4, 2004 under the Company’s 2002 Stock Incentive Plan do not vest and may not be transferred until five years after the grant date.

(3)	Considering the Company’s financial results in 2004 and 2005 and assuming performance at the maximum level in 2006, the following are the maximum awards that could be awarded to the named officers for 2006 under the long term incentive portion of the Company’s incentive plan:

Philippe R. Rollier	$264,448
Dominique Calabrese	128,565
Thomas G. Farrell	134,514
Jean-Marc Lechêne	140,793
Eric Olsen	129,556

(4)	The amounts shown for 2005 include (a) $9,450 in contributions or allocations by the Company to each of Mr. Rollier’s, Mr. Farrell’s and Mr. Olsen’s accounts under the Company’s Thrift Savings Plan and Thrift Savings Restoration Plan; (b) term life insurance premiums paid by the Company ($1,359 for Mr. Farrell and $286 for Mr. Olsen); (c) interest that would have been payable by the executive on his interest free loan if the Company required interest to be paid ($63,914 for Mr. Rollier and $11,674 for Mr. Calabrese); (d) relocation expenses paid by the Company ($2,100 for Mr. Lechêne and $2,082 for Mr. Olsen); (e) contributions to pension plans in France made by Lafarge S.A. ($5,994 for Mr. Rollier and $10,944 for Mr. Lechêne) and (f) $126,648 in interest earned (at prime) on compensation deferred by Mr. Rollier.

(5)	Mr. Rollier does not receive any additional compensation by virtue of his position as an Executive Vice President of Lafarge S.A.

(6)	Includes $13,326 in U.S. residential real property tax and $29,490 reimbursed during the year for the payment of certain taxes.

(7)	Includes $13,888 reimbursed during the year for the payment of certain taxes.

(8)	Includes $12,607 for the use of a company car, $9,132 in country club dues, $58,446 reimbursed during the year for the payment of certain taxes and $30,483 for certain other expatriate expenses.

(9)	Reimbursements during the year for the payment of certain taxes.

Option Exercises and Year-End Values
      The following table shows information with respect to stock options exercised during 2005 and unexercised options to purchase the Company’s common stock granted to the Chief Executive Officer and the other named executive officers and held by them at December 31, 2005.

				Number of Securities		Value of Unexercised
				Underlying Unexercised		In-The-Money
				Options at		Options at
	Shares			December 31, 2005		December 31, 2005(2)
	Acquired	Value
Name	on Exercise	Realized(1)		Exercisable	Unexercisable	Exercisable	Unexercisable

Philippe R. Rollier	69,000	$1,948,170	(3)	35,000	135,000	$701,600	$1,237,300
Dominique Calabrese	-0-	-0-		53,750	66,250	979,713	619,188
Thomas G. Farrell	5,000	140,200	(4)	18,750	66,250	255,863	619,188
Jean-Marc Lechêne	-0-	-0-		47,800	67,500	943,615	636,650
Eric C. Olsen	8,000	319,120		20,875	57,250	303,434	486,698

(1)	Market value on exercise date minus option exercise price times number of options exercised.

(2)	Market value at year end ($55.02) of one share of the Company’s common stock minus option exercise price times number of options.

(3)	Mr. Rollier did not sell 18,324 of the shares he acquired upon exercise of his options.

(4)	Mr. Farrell did not sell 273 of the shares he acquired upon exercise of his options.
Option Grants
      The following table shows information with respect to grants of stock options pursuant to the Company’s 2002 Stock Option Plan during 2005 to the Chief Executive Officer and the other named executive officers. No stock appreciation rights were granted in 2005.

	Number of
	Securities	Option Grants in Last Fiscal Year
	Underlying
	Options	Percentage of Total	Exercise		Grant Date
	Granted(1)	Options Granted to	Price	Expiration	Present Value(2)
Name	(#)	Employees in 2005	($/sh)	Date	($)

Philippe R. Rollier	60,000	5.20%	$54.50	2/03/15	$880,200
Dominique Calabrese	30,000	2.60%	54.50	2/03/15	440,100
Thomas G. Farrell	30,000	2.60%	54.50	2/03/15	440,100
Jean-Marc Lechêne	30,000	2.60%	54.50	2/03/15	440,100
Eric C. Olsen	30,000	2.60%	54.50	2/03/15	440,100

(1)	All options expire ten years after the grant date and vest in annual 25% increments beginning one year after the grant date.

(2)	In accordance with Securities and Exchange Commission rules, we have used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon actual changes in the market price of the Company’s common stock during the applicable period.
Additional Director Compensation
      For 2005, Bertrand Collomb received a salary of $325,000 for serving as Chairman of the Board of the Company; Bertrand Kasriel received a salary of $195,000 for serving as Vice Chairman of the Board and John D. Redfern received a fee of Cdn$36,400 for serving as the non-executive Chairman of the Board of our subsidiary, Lafarge Canada Inc. Mr. Redfern also received certain perquisites (club dues and company car) valued at less than $20,000 for his service as Chairman of Lafarge Canada Inc. In addition, Mr. Redfern and Mr. Murdoch each received from Lafarge Canada Inc. an annual fee of Cdn$14,000 for serving as directors plus Cdn$1,500 for each board or committee meeting he attended. Both are also reimbursed by Lafarge Canada Inc. for travel, lodging and other expenses they incur related to attending Lafarge Canada Inc. board and committee meetings.
      The Board of Directors appointed two special committees in 2005 — one composed of Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor to negotiate and approve the amended and restated management agreement pursuant to which the Company manages the U.S. operations of Blue Circle Industries PLC, for which members of the committee did not receive compensation other than members of a sub-committee thereof composed of Marshall A. Cohen, Blythe J. McGarvie and James M. Micali, who each earned $5,000 for their service, and one composed of Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor to consider the ongoing status of the assets of Blue Circle North America for which members of the committee each earned $6,000 for their service.

ANNEX B
Certain Information Concerning the Directors and Executive Officers of the Company
      The following table sets forth the name, current business address, present principal occupation or employment and the material occupations, positions, offices or employment for the past five years of each director and executive officer of the Company. Each person listed below is a citizen of the United States of America except for Messrs. Cohen, Murdoch, Nadeau, Redfern, Tanenbaum and Calabrese who are citizens of Canada and Messrs. Collomb, Kasriel, Lafont, Rollier, Rose and Lechêne who are citizens of France. Neither the Company nor any of the listed persons (and according to the Offer to Purchase, neither Lafarge S.A. or Efalar), during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Statement, none of the listed persons has engaged in any transaction or series of transactions with the Company over the past two years that had an aggregate value that exceeds $60,000. Except as otherwise noted, the current business address and telephone number for each person listed below is c/o Lafarge North America Inc., 12950 Worldgate Drive, Herndon, Virginia 20170, (703) 480-3600, other than Messrs. Collomb, Lafont, Kasriel and Rose, whose cement business address and telephone number is c/o Lafarge S.A., 61 rue des Belles Feuilles, B.P. 40 75782 Paris, cedex 16, France, +33 1 44 34 11 11.

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Marshall A. Cohen	Counsel, Cassels Brock & Blackwell, Barristers and Solicitors. Mr. Cohen, age 70, has served in such capacity since October 1996. From November 1988 to September 1996, he was President and Chief Executive Officer and a director of The Molson Companies Limited. He is also a director of Barrick Gold Corporation, American International Group, Inc., TD Ameritrade Inc., Collins & Aikman Inc. and Metaldyne Inc. Mr. Cohen has served as a director of the Company since 1991. Mr. Cohen’s business address and telephone number are 2100 Scotia Plaza, 40 King Street W, Toronto, Canada M5H 3C2, (416) 860-2915.
Bertrand P. Collomb	Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. Mr. Collomb, age 63, has served as Chairman of the Board of the Company since January 1989 and as Chairman of the Board of Lafarge S.A. since August 1989. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of Lafarge North America Inc. and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Mr. Collomb is also a director of Atco Ltd., Total Fina Elf and Unilever N.V. Mr. Collomb has served as a director of the Company since 1985. Mr. Collomb’s business address and telephone number are c/o Lafarge S.A., 61 rue des Belles Feuilles, B.P. 40 75782 Paris, cedex 16, France, +33 1 44 34 11 11.
Philippe P. Dauman	Co-Chairman and Chief Executive Officer of DND Capital Partners, LLC, a private equity firm, since May 2000. Prior to May 2000, Mr. Dauman, age 52, served as Deputy Chairman and Executive Vice President of Viacom, Inc. He is also a director of Viacom, Inc. and CBS Corporation. Mr. Dauman has served as a director of the Company since 1997. Mr. Dauman’s business address and telephone number are c/o DND Capital Partners LLC, 450 Park Avenue, Suite 2100, New York, NY 10022, (212) 891-6590.

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Bernard L. Kasriel	Vice Chairman of Lafarge S.A. Mr. Kasriel, age 59, has served as Vice Chairman of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A., a position he held until December 2005. He also served as Managing Director of Lafarge S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989 and Executive Vice President of Lafarge S.A. from 1982 until March 1987. Mr. Kasriel is also a director of Sonoco Products Company. Mr. Kasriel has served as a director of the Company since 1989. Mr. Kasriel’s business address and telephone number are c/o Lafarge S.A., 61 rue des Belles Feuilles, B.P. 40 75782 Paris, cedex 16, France, +33 1 44 34 11 11.
Bruno Lafont	Chief Executive Officer of Lafarge S.A. and Vice Chairman of the Board of the Company. Mr. Lafont, age 49, served as Vice President and Chief Operating Officer of Lafarge S.A. from May 2003 to January 2006, when he was appointed Chief Executive Officer. Prior to that, he served as Executive Vice President — Gypsum of Lafarge S.A. from 1998 to May 2003. From 1995 to 1998, he served as Executive Vice President — Finance of Lafarge S.A. Prior to that, Mr. Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor. Mr. Lafont has served as a director of the Company since 2003. Mr. Lafont’s business address and telephone number are c/o Lafarge S.A., 61 rue des Belles Feuilles, B.P. 40 75782 Paris, cedex 16, France, +33 1 44 34 11 11.
Claudine B. Malone	President of Financial & Management Consulting, Inc., a privately held consulting firm. Ms. Malone, age 69, has served in such capacity since 1982. Ms. Malone is also a director of Hasbro, Inc., SAIC Corp. and Novell Inc. Ms. Malone has served as a director of the Company since 1994. Ms. Malone’s business address and telephone number are c/o Financial & Management Consulting Inc., 700 Belgrove Road, McLean, VA 22101, (703) 243-0467.
Blythe J. McGarvie	President of Leadership for International Finance, a privately held consulting firm. Ms. McGarvie, age 49, has served in such capacity since January 2003. From July 1999 to December 2002, Ms. McGarvie was Executive Vice President and Chief Financial Officer of BIC Group, Paris, France and from 1994 to 1999 served as Executive Vice President and Chief Financial Officer of Hannaford Bros. Co., of Portland, Maine. Ms. McGarvie is also a director of Accenture, The Pepsi Bottling Group, St. Paul Travelers Companies and Wawa, Inc. Ms. McGarvie has served as a director of the Company since 2004. Mr. McGarvie’s business address and telephone number are c/o Leadership for International Finance, LLC, 3025 River Oaks, Williamsburg, VA 23185, (757) 345-3595.
James M. Micali	Chairman and President of Michelin North America, Inc. since September 1996. From 1990 to 1996 Mr. Micali, age 58, served as Executive Vice President, Legal and Finance of Michelin North America Inc. and from 1985 to 1990 he was General Counsel and Secretary of Michelin North America, Inc. Mr. Micali joined Michelin in 1977, and from 1977 through 1985 served in a number of legal positions in the Michelin organization. Mr. Micali is also a director of Sonoco Products Company. Mr. Micali has served as a director of the Company since 2004.

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Robert W. Murdoch	Corporate Director. Mr. Murdoch, age 64, was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to 1989. Mr. Murdoch is also a director of Sierra Systems Group Inc., Lallemand, Inc., Timberwest Forest Products Corp. and Ritchie Bros. Auctioneers Incorporated. Mr. Murdoch has served as a director of the Company since 1987. Mr. Murdoch’s business address and telephone number are 150 Parminter Road, Salt Spring Island, British Columbia V8K 1E9, (250) 537-2201.
Bertin F. Nadeau	Chairman of the Board and Chief Executive Officer of GescoLynx Inc. (a private holding company). Mr. Nadeau has served in such capacity since September 30, 1994. He was also Chairman of the Board, President and Chief Executive Officer of Unigesco Inc. from 1982 to September 1994 and Chairman of the Board of Unigesco’s affiliate, Univa Inc. (a marketer and distributor in the food sector) from October 1989 to July 1993. Mr. Nadeau, age 65, is also a director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada. Mr. Nadeau has served as a director of the Company since 1988. Mr. Nadeau’s business address and telephone number are 606 Cathcart, Suite 1035, Montreal, Quebec, H3B 1K9, Canada, (514) 878-1884.
John D. Redfern	Chairman of the Board of Lafarge Canada Inc. Mr. Redfern has served as Chairman of the Board of Lafarge Canada Inc. since 1984. Mr. Redfern served as Vice Chairman of the Board of the Company from January 1989 to May 1996, as Chairman of the Board of the Company from 1985 until January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985 and as Chief Executive Officer of Lafarge Canada Inc. from 1977 to 1985. Mr. Redfern, age 70, has served as a director of the Company since 1983. Mr. Redfern’s business address and telephone number are 606 Cathcart Street, Montreal, Quebec, H3B1C7, Canada, (514) 861-1411.
Philippe R. Rollier	President and Chief Executive Officer of the Company since May 2001. Mr. Rollier, age 63, served as Regional President of Lafarge S.A. — Central Europe and CIS for Cement, Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. Mr. Rollier has served as a director of the Company since 2001.
Michel Rose	Senior Executive Vice President and Chief Operating Officer of Lafarge S.A. Mr. Rose has served as Senior Executive Vice President of Lafarge S.A. since 1989. Mr. Rose, age 63, served as President and Chief Executive Officer of the Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992. Mr. Rose has served as a director of the Company since 1992. Mr. Rose’s business address and telephone number are c/o Lafarge S.A., 61 rue des Belles Feuilles, B.P. 40 75782 Paris, cedex 16, France, +33 1 44 34 11 11.

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Lawrence M. Tanenbaum	Chairman and Chief Executive Officer of Kilmer Van Nostrand Co. Limited, a private investment holding company with various business interests, including, in the past, an interest in the Warren Paving & Materials Group Limited which became a part of the Company in December 2000. Mr. Tanenbaum, age 60, is also an owner and Chairman of Maple Leaf Sports and Entertainment Ltd. (owner of the Toronto Maple Leafs hockey team and the Toronto Raptors basketball team) and a member of the Board of Governors of the National Basketball Association and the National Hockey League. Mr. Tanenbaum has served as a director of the Company since 2001. Mr. Tanenbaum’s business address and telephone number are 40 King Street West, Suite 2700, Toronto, Ontario M5H 3Y2 Canada, (416) 635-6100.
Gerald H. Taylor	Telecommunications Consultant and Private Investor. Mr. Taylor, age 64, served as Chief Executive Officer of MCI from November 1996 to October 1998. He also served as MCI’s President and Chief Operating Officer from July 1994 to November 1996 and as MCI’s Chief Operating Officer from April 1993 to July 1994. Mr. Taylor is also a director of CIENA Corporation. Mr. Taylor has served as a director of the Company since 1999. Mr. Taylor’s business address and telephone number are 2606 Normanstone Lane, Washington, DC 20008, (202) 265-4702.
Dominique Calabrese	Executive Vice President and President — Eastern Aggregates, Concrete & Asphalt. Mr. Calabrese, age 50, was appointed to his current position in March 2002. Before that he served as Senior Vice President, Performance and Strategy for the Aggregate and Concrete Division at Lafarge S.A. from August 1999 to March 2002. Prior to that, from January 1995 to July 1999, he served as Senior Vice President and President of Lafarge Construction Materials Eastern Canada Region.
Thomas G. Farrell	Executive Vice President and President — Western Aggregates, Concrete & Asphalt. Mr. Farrell, age 49, was appointed to his current position in March 2002. He previously served as Chief Executive Officer of Lafarge S.A.’s operations in India from 1998 to March 2002. From 1996 to 1998, he served as Vice President/ General Manager of the Southern Alberta Division of Lafarge’s Construction Materials Western Canada Region, and from 1992 to 1996, he served as Vice President/ General Manager for an operating unit of Lafarge Betons Granulats in France. Mr. Farrell joined Lafarge S.A. in 1990, serving as Vice President of Strategy until 1992.
Jean-Marc Lechêne	Executive Vice President and President — Cement Operations. was appointed to his current position in January 2002. Mr. Lechêne, age 47, previously served as Senior Vice President and President — Canadian Cement Operations from September 1999 to December 2001. Prior to that he served as Executive Vice President of Lafarge S.A.’s cement operations in China from March 1996 to September 2000, and as Senior Vice President Cement Strategy of Lafarge S.A. from November 1993 to March 1996.
James J. Nealis III	Executive Vice President — Human Resources. Mr. Nealis, age 58, was appointed to his current position effective February 2004. Prior to that, he was Senior Vice President — Human Resources from January 1999 to January 2004. From August 1996 to December 1998 he served as Vice President — International Human Resources for Lafarge S.A. From January 1994 to August 1996 he served as Vice President — Human Resources, Cement Group.

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

Eric C. Olsen	Executive Vice President and Chief Financial Officer. Mr. Olsen, age 42, was appointed to his current position in January 2005. Previously he served as Senior Vice President from July 2004 and as Senior Vice President and President Northeast Cement Region from January 2002 through June 2004. He also served as Senior Vice President — Purchasing from January 2002 through December 2003. Prior to that he served as Senior Vice President — Strategy and Development from August 1999 to December 2001. Before joining the Company, he was a Partner with Trinity Associates, a business strategy management consulting firm, from May 1993 to August 1999.
James W. Bachmann	Senior Vice President and Controller. Mr. Bachmann, age 37, was appointed to his current position in November 2005. Prior to that, he served as Vice President — Finance for Aggregates, Concrete and Asphalt from March 2004 to November 2005 and as Vice President — Controller of the Company’s Gypsum operations from May 2002 until March 2004. Prior to joining the Company in 2002, Mr. Bachmann worked for Arthur Andersen LLP from 1990 to 2002 in positions of increasing responsibility in audit and accounting.
Todd W. Cunningham	Senior Vice President — Strategy and Development. Mr. Cunningham, age 43, was appointed to his current position effective March 2002. Prior to that, he served as Managing Director — Mergers and Acquisitions for Marriott International, Inc. from October 1998 to December 2001 and Director of Financing for US Airways Group, Inc. from April 1996 to September 1998.
Peter L. Keeley	Senior Vice President — General Counsel and Secretary. Mr. Keeley, age 46, was appointed to his current position on January 30, 2006. Prior to joining the Company, he served as Executive Vice President, General Counsel and Corporate Secretary of Acterna Inc., beginning in July 2004. Before joining Acterna, he was a partner with the Florida law firm of Grant, Fridkin, Pearson, Athan & Crown, P.A., where he was employed since January 2000. Before that, he held a series of senior management positions over a twelve year period with Schlumberger, Ltd. and its affiliates, including Vice President, General Counsel and Corporate Secretary of Geco AS, then a Norwegian public company, and as Deputy General Counsel of Schlumberger, Ltd.
Isaac Preston	Senior Vice President and President — Gypsum Division. Mr. Preston, age 46, was appointed to his current position in June 2002. He served as Senior Vice President — Division Projects of Lafarge S.A.’s Gypsum Division from August 1999 to May 2002. From June 1997 to August 1999, he was Vice President Strategy and Development for Lafarge S.A.’s Gypsum Division. Prior to joining the Company, he served as Vice President of Strategy for James Hardie Industries.

ANNEX C
April 23, 2006
The Special Committee of the Board of Directors
Lafarge North America Inc.
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170
Members of the Special Committee:
You have informed us that Lafarge S.A. (“Parent”) intends to amend its offer to purchase, through Efalar Inc., a wholly-owned subsidiary of Parent (the “Purchaser”), all of the outstanding shares of common stock, par value $1.00 per share (the “Common Shares”), of Lafarge North America Inc. (the “Company”) not owned by Parent and its subsidiaries. Under the terms of the offer, as to be amended (the “Offer”), Parent will offer to purchase the Common Shares not owned by Parent and its subsidiaries for US$85.50 per Common Share, in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to certain terms and conditions, including the condition that if the Company should declare or pay any dividend or other distribution with respect to the Common Shares that is payable or distributable to shareholders of record at a time prior to the acceptance for payment by Purchaser of the Common Shares to be purchased pursuant to the Offer, then such per share consideration will be reduced in the amount of any such cash dividend or distribution (the “Consideration”). Simultaneously with the Offer, through another wholly-owned subsidiary, Parent commenced an offer to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. You have informed us that the terms and conditions of the Offer (other than the Consideration referred to above, the expiration date and amendments to certain conditions to the Purchaser’s obligation to accept for payment any tendered Common Shares) are more fully set forth in the Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on February 21, 2006, and amended by Amendment No. 1 thereto dated February 23, 2006, Amendment No. 2 thereto dated March 6, 2006, Amendment No. 3 thereto dated March 10, 2006, Amendment No. 4 thereto dated March 16, 2006, Amendment No. 5 thereto dated March 23, 2006, Amendment No. 6 thereto dated April 4, 2006, Amendment No. 7 thereto, dated April 7, 2006 and Amendment No. 8 thereto dated April 21, 2006 (as so amended, the “Schedule TO”).
You have asked us whether, in our opinion, the Consideration to be offered to the holders of the Common Shares pursuant to the Offer is fair, from a financial point of view, to such holders (other than Parent and its affiliates).
In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed the Company’s unaudited interim financial statements for the two months ended February 28, 2006 and reviewed a draft earnings release and draft board presentation for the quarter ended March 31, 2006;

(3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, provided to us or presented to the Special Committee by the Company;

(4) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1, 2, and 3 above;

(5) Reviewed the market prices and valuation multiples for the Common Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7) Reviewed selected comparable transactions;

(8) Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant;

(9) Reviewed the Offer to Purchase dated February 21, 2006, the Supplement to the Offer to Purchase dated April 7, 2006 and the Schedule TO; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information provided to or discussed with us or the Special Committee by the Company, we have assumed it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.
Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.
We are acting as the lead financial advisor to the Special Committee of the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Offer and will receive a portion of our fee from the Company for our services whether or not the Offer is consummated, and the balance of our fee will be dependent on the consummation of the Offer (a portion of which is dependent on the final consideration paid in the Offer). In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement and to reimburse us for our reasonable out-of-pocket expenses, including attorneys’ fees and disbursements. We have, in the past, provided financial advisory services to predecessor special committees of the Board of Directors of the Company and may, after completion of our engagement with the Special Committee, also provide financial advisory and financing services to the Company and Parent in the future, and we have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Shares and other securities of the Company or Lafarge Canada Inc., as well as securities of Parent, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Shares pursuant to the Offer, or with respect to how such stockholder should act on any matter relating to the Offer. In addition, you have not asked us to address, and this opinion does not address, the fairness of the Consideration to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Shares (other than Parent and its affiliates).

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be offered to the holders of the Common Shares pursuant to the Offer is fair, from a financial point of view, to such holders (other than Parent and its affiliates).

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX D
April 23, 2006
The Special Committee of the Board of Directors
Lafarge North America Inc.
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170
Members of the Special Committee:
You have informed us that Lafarge S.A. (“Parent”) intends to amend its offer to purchase, through Efalar Inc., a wholly-owned subsidiary of Parent (the “Purchaser”), all of the outstanding shares of common stock, par value $1.00 per share (the “Common Shares”), of Lafarge North America Inc. (the “Company”) not owned by Parent and its subsidiaries. Under the terms of the offer, as to be amended (the “Offer”), Parent will offer to purchase the Common Shares not owned by Parent and its subsidiaries for US$85.50 per Common Share, in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to certain terms and conditions, including the condition that if the Company should declare or pay any dividend or other distribution with respect to the Common Shares that is payable or distributable to shareholders of record at a time prior to the acceptance for payment by Purchaser of the Common Shares to be purchased pursuant to the Offer, then such per share consideration will be reduced in the amount of any such cash dividend or distribution (the “Consideration”). Simultaneously with the Offer, through another wholly-owned subsidiary, Parent commenced an offer to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. You have informed us that the terms and conditions of the Offer (other than the Consideration referred to above, the expiration date and amendments to certain conditions to the Purchaser’s obligation to accept for payment any tendered Common Shares) are more fully set forth in the Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on February 21, 2006, and amended by Amendment No. 1 thereto dated February 23, 2006, Amendment No. 2 thereto dated March 6, 2006, Amendment No. 3 thereto dated March 10, 2006, Amendment No. 4 thereto dated March 16, 2006, Amendment No. 5 thereto dated March 23, 2006, Amendment No. 6 thereto dated April 4, 2006, Amendment No. 7 thereto, dated April 7, 2006 and Amendment No. 8 thereto dated April 21, 2006 (as so amended, the “Schedule TO”).
You have asked us whether, in our opinion, the Consideration to be offered to the holders of the Common Shares pursuant to the Offer is fair, from a financial point of view, to such holders (other than Parent and its affiliates).
In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed the Company’s unaudited interim financial statements for the two months ended February 28, 2006 and reviewed a draft earnings release and draft board presentation for the quarter ended March 31, 2006;

(3)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, provided to us or presented to the Special Committee by the Company;

(4)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1, 2, and 3 above;

(5)	Reviewed the market prices and valuation multiples for the Common Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

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(6)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7)	Reviewed selected comparable transactions;

(8)	Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant;

(9)	Reviewed the Offer to Purchase dated February 21, 2006, the Supplement to the Offer to Purchase dated April 7, 2006 and the Schedule TO; and

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information provided to or discussed with us or the Special Committee by the Company, we have assumed it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.
Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.
We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Offer and will receive our fee from the Company for our services whether or not the Offer is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement and to reimburse us for our reasonable out-of-pocket expenses, including attorneys’ fees and disbursements.
This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Shares pursuant to the Offer, or with respect to how such stockholder should act on any matter relating to the Offer. In addition, you have not asked us to address, and this opinion does not address, the fairness of the Consideration to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Shares (other than Parent and its affiliates).
On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be offered to the holders of the Common Shares pursuant to the Offer is fair, from a financial point of view, to such holders (other than Parent and its affiliates).

Very truly yours,

/s/ The Blackstone Group L.P.
THE BLACKSTONE GROUP L.P.

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